SAPIENS INTERNATIONAL CORPORATION N.V.
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                FEBRUARY 22, 2001

To the Shareholders of  Sapiens International Corporation N.V. ("Sapiens"):

     On December 25, 2000, Yarnfield International Limited ("Yarnfield") and Formula Systems (1985) Limited ("Formula") initially agreed to invest an aggregate of $15,000,000 in Sapiens in return for an aggregate of 10,000 Series F Convertible Preferred Shares, par value One Thousand Five Hundred Dutch Guilder Currency (Hf. 1,500.00) per share (the "Series F Shares") and an option to invest an additional $15,000,000 on the same terms. The Series F Shares are convertible into Sapiens common shares at a price of $1.50 per share, subject to adjustment, with a minimum conversion price of $1.00. The issuance of the Series F Shares and the option remain subject to approval by the shareholders of Sapiens. Notice is hereby given that a Special Meeting of shareholders of Sapiens will be held at the registered offices of Sapiens at Landhuis Joonchi Kaya Richard J. Beaujon z/u, Curacao, Netherlands Antilles, on February 22, 2001 at 10:00 a.m. (Curacao time), for the following purposes:

     1. To approve the issuance to Yarnfield and Formula of an aggregate of 10,000 Series F Shares, initially convertible into 10,000,000 Sapiens common shares, in exchange for $15,000,000 and an option to invest an additional $15,000,000 on the same terms pursuant to the Share Purchase Agreement among Sapiens, Yarnfield and Formula dated January 24, 2001.

     2. To approve the amendment of the articles of association of Sapiens to authorize a new series of preferred shares, the Series F Shares, to increase the authorized share capital of Sapiens from Forty-Five Million One Hundred Thousand Dutch Guilder Currency (Hf. 45,100,000) to One Hundred Five Million One Hundred Thousand Dutch Guilder Currency (Hf. 105,100,000) by authorizing an additional Thirty Million (30,000,000) common shares, bringing the total number of authorized common shares of Sapiens to Seventy Million (70,000,000), and by authorizing Twenty Thousand (20,000) Series F Shares and to grant each holder of Series F Shares 1,500 votes per each Series F Share (the "Articles Amendment"). In addition, the shareholders are asked to authorize each managing director of Sapiens or their agent to file a request for a statement of no objection to the Articles Amendment with the Ministry of Justice of the Netherlands Antilles, to execute the notarial amendment deed and to make such changes to the deed as the Ministry of Justice requires or the managing director or their agent believes is necessary to complete the amendment of the articles of association in accordance with the Articles Amendment.

     3. To transact such other business and to take action upon such other matters as may properly come before the meeting or any adjournment thereof.

     The Sapiens board of directors unanimously recommends that you vote in favor of these proposals.

     The close of business on December 28, 2000 has been fixed as the record date of the Special Meeting. All shareholders of record at such time are entitled to notice of, and to vote at, the Special Meeting.

     Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

                                   By Order of the Board of Directors


                                   Steve Kronengold
                                   EXECUTIVE V.P., SECRETARY AND GENERAL COUNSEL

Curacao, Netherlands Antilles
Date: January 24, 2001

                                    IMPORTANT

SHAREHOLDERS ARE EARNESTLY REQUESTED TO DATE, SIGN AND MAIL THE ENCLOSED PROXY, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. A POSTAGE PAID ENVELOPE IS PROVIDED FOR MAILING.

                                 PROXY STATEMENT
                         -------------------------------

                     Sapiens International Corporation N.V.
                                Landhuis Joonchi
                           Kaya Richard J. Beaujon z/u
                          Curacao, Netherlands Antilles

                         SPECIAL MEETING OF SHAREHOLDERS

                                February 22, 2001

     This proxy statement is being furnished to the holders of Sapiens common shares, par value One Dutch Guilder Currency (Hf. 1.00) per share, in connection with the solicitation by the board of directors of Sapiens International Corporation N.V. of proxies for use at the Special Meeting to be held at the registered offices of Sapiens at Landhuis Joonchi Kaya Richard J. Beaujon z/u, Curacao, Netherlands Antilles, on February 22, 2001 at 10:00 a.m. (Curacao time), or at any adjournment thereof. The enclosed proxy is solicited by the board of directors of Sapiens. All holders of Sapiens common shares entitled to vote at the Special Meeting are referred to herein as "shareholders."

     The purpose of the Special Meeting will be to consider and vote upon the following proposals:

     1. To approve the issuance to Yarnfield International Limited, referred to herein as "Yarnfield," and Formula Systems (1985) Limited, referred to herein as "Formula," of an aggregate of 10,000 Series F Convertible Preferred Shares, par value One Thousand Five Hundred Dutch Guilder Currency (Hf. 1,500.00) per share, referred to herein as the "Series F Shares," initially convertible into 10,000,000 Sapiens common shares, in exchange for $15,000,000 and an option to invest an additional $15,000,000 on the same terms pursuant to the Share Purchase Agreement among Sapiens, Yarnfield and Formula dated January 24, 2001.

     2. To approve the amendment of the articles of association of Sapiens to authorize a new series of preferred shares, the Series F Shares, to increase the authorized share capital of Sapiens from Forty-Five Million One Hundred Thousand Dutch Guilder Currency (Hf. 45,100,000) to One Hundred Five Million One Hundred Thousand Dutch Guilder Currency (Hf. 105,100,000) by authorizing an additional Thirty Million (30,000,000) common shares, bringing the total number of authorized common shares of Sapiens to Seventy Million (70,000,000), and by authorizing Twenty Thousand (20,000) Series F Shares and to grant each holder of Series F Shares 1,500 votes per each Series F Share. This amendment of Sapiens' articles of association is referred to herein as the "Articles Amendment." In addition, the shareholders are asked to authorize each managing director of Sapiens or their agent to file a request for a statement of no objection to the Articles Amendment with the Ministry of Justice of the Netherlands Antilles, to execute the notarial amendment deed and to make such changes to the deed as the Ministry of Justice requires or the managing director or their agent believes is necessary to complete the amendment of the articles of association in accordance with the Articles Amendment.

     3. To transact such other business and to take action upon such other matters as may properly come before the meeting or any adjournment thereof.

     This proxy statement, together with the Notice of Special Meeting of Shareholders and the accompanying proxy card, is being first mailed to shareholders on or about January 25, 2001.

     THE SOLICITATION OF PROXIES WILL INITIALLY BE MADE BY MAIL AND MAY THEREAFTER BE MADE IN PERSON OR BY MAIL, TELEPHONE, TELECOPY, TELEGRAM, FACSIMILE OR OTHER MEANS OF COMMUNICATION BY THE DIRECTORS, OFFICERS AND REGULAR EMPLOYEES OF SAPIENS FOR NO ADDITIONAL OR SPECIAL COMPENSATION. IN ADDITION, BROKERAGE HOUSES, BANKS, NOMINEES, TRUSTEES, CUSTODIANS AND OTHER FIDUCIARIES WILL BE REQUESTED BY SAPIENS TO FORWARD PROXY SOLICITATION MATERIALS FOR COMMON SHARES HELD OF RECORD BY THEM TO THE BENEFICIAL OWNERS OF SUCH SHARES, AND SUCH FIDUCIARIES WILL, UPON REQUEST, BE REIMBURSED BY SAPIENS FOR THEIR REASONABLE OUT-OF-POCKET EXPENSES INCURRED IN CONNECTION THEREWITH. THE COST OF THE SOLICITATION OF PROXIES FOR USE AT THE MEETING WILL BE BORNE BY SAPIENS.

                                VOTING PROCEDURES

     Each shareholder of record at the close of business on December 28, 2000 is entitled to notice of, and to vote at, the Special Meeting. Each common share held by such a shareholder of record is entitled to one vote for each matter to be voted on at the Special Meeting. The articles of association of Sapiens state that no action may be taken at any Special Meeting of Shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy. If a quorum is not present in person or represented by proxy in any such meeting, a second Special Meeting shall be called to be held within two months, at which second Special Meeting the quorum requirements shall not apply. Each resolution proposed at the Special Meeting, including Proposal 1 set forth in this proxy statement, requires the affirmative vote of shareholders present in person or represented by proxy and holding common shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. However, Proposal 2 in this proxy statement, in which the shareholders are asked to vote to amend Sapiens' articles of association, requires the affirmative vote of at least a majority of the shares of Sapiens at the time outstanding and entitled to vote.

     Shares cannot be voted at the meeting unless the owner of record is present in person or represented by proxy. Sapiens is incorporated in the Netherlands Antilles and, as required by the laws thereof and the Sapiens articles of association, special meetings of shareholders must be held in Curacao where Sapiens is established. The enclosed proxy card is a means by which a shareholder may authorize the voting of shares at the Special Meeting. It may be revoked at any time by written notice to the secretary of Sapiens before it is voted. If it is not revoked, the shares represented will be voted in accordance with the proxy. Proxies for use at the meeting are being solicited by Sapiens' board of directors. Proxies are being mailed to shareholders on or about January 25, 2001 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of Sapiens may solicit proxies by telephone, telegram or by other personal contacts. Sapiens will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     As of the record date, December 28, 2000, there were 23,001,894 common shares of Sapiens outstanding and entitled to vote.

                                   PROPOSAL 1

          APPROVAL OF THE INVESTMENTS BY EACH OF YARNFIELD AND FORMULA

       Yarnfield International Limited and Formula Systems (1985) Limited have agreed to invest an aggregate of $15,000,000 in Sapiens in exchange for an aggregate of 10,000 Series F Convertible Preferred Shares, par value One Thousand Five Hundred Dutch Guilder Currency (Hf. 1,500.00) per share, initially convertible into 10,000,000 Sapiens common shares, subject to adjustment of the conversion price, and an option to invest an additional amount of up to $15,000,000 in exchange for an aggregate of up to 10,000 Series F Shares, initially convertible into 10,000,000 Sapiens common shares, with terms and conditions as set forth in more detail below. Proposal 1 asks the shareholders to approve the issuance to each of Yarnfield and Formula of the Series F Shares and the option under the Share Purchase Agreement.

       Shareholder approval is required for the issuance under rules 4460(i)(1)(D)(ii) and 4460(i)(1)(B) of the Nasdaq Stock Market, Inc., because the investments by each of Yarnfield and Formula in the aggregate involve an issuance and sale of 20% or more of Sapiens' common shares and 20% or more of its voting power. As a company whose shares are listed on the Nasdaq National Market, Sapiens must comply with the rules of the Nasdaq Stock Market, Inc. Nasdaq Rule 4460(i)(1)(D)(ii), the "Nasdaq 20% Rule," requires shareholder approval prior to the issuance of securities under certain circumstances, including in connection with a transaction, other than a public offering, involving the sale or issuance by a company of common shares or securities convertible into or exercisable for common shares equal to 20% or more of the common shares or 20% or more of the voting power outstanding before such issuance at a price, or in the case of convertible securities, a conversion price, less than the greater of the book or market value of the common shares at the time of issuance. The conversion price of the Series F Shares may be higher than the market value but lower than book value of Sapiens' common shares at the time of the issuance of the Series F Shares. Likewise, it is possible that conversion of the Series F Shares into common shares could occur at a price that is below the market value of Sapiens' common shares at the time of the issuance. Accordingly, the issuance of the Series F Shares and option to Yarnfield and Formula requires Sapiens to seek shareholder approval under the Nasdaq 20% Rule.

       In addition, Nasdaq Rule 4460(i)(1)(B), the "Nasdaq Control Rule," requiring shareholder approval of the issuance of securities by a company that would result in a change of control of a company, may apply to the investments by Yarnfield and Formula. Assuming a conversion price of $1.50 per Series F Share, Yarnfield will own approximately 10% of Sapiens' voting power as a result of its purchase of the 3,334 Series F Shares (and approximately 15% if Yarnfield were to purchase an additional 3,334 Series F Shares, its full portion of the option granted to Yarnfield and Formula to purchase an additional 10,000 Series F Shares) and Formula will hold approximately 20% of Sapiens' voting power as a result of its purchase of 6,666 Series F Shares (and approximately 30% if Formula were to purchase an additional 6,666 Series F Shares, its full portion of the option to purchase an additional 10,000 Series F Shares). There is no voting agreement or agreement to act in concert between Yarnfield and Formula. Accordingly, Sapiens does not believe that a change of control, whether for purposes of the Nasdaq Control Rule or otherwise, will occur as a result of the transactions contemplated by the Share Purchase Agreement. However, there is no concrete test to determine the amount of securities that Sapiens may issue to a person without triggering the Nasdaq Control Rule. Depending on the facts and circumstances, the issuance by Sapiens of securities representing less than a majority of its voting power may result in a change of control under the Nasdaq Control Rule.

       For this reason, Sapiens is seeking the approval of its shareholders for the issuance of Series F Shares and the options to each of Yarnfield and Formula in order to ensure compliance with both the Nasdaq 20% Rule and the Nasdaq Control Rule. Shareholder approval of the transaction is not otherwise required as a matter of Netherlands Antilles law or other applicable laws or rules or by Sapiens' articles of association or by-laws.

       The following summary of the provisions of the Share Purchase Agreement, dated January 24, 2001, among Sapiens, Yarnfield and Formula is qualified in its entirety by reference to, and should be read in conjunction with, such documents. A copy of the Share Purchase Agreement is attached to this proxy statement as Annex A.

SERIES F SHARES

       On December 25, 2000, Sapiens agreed to a term sheet for a proposed investment in Sapiens by each of Yarnfield and Formula, in which each agreed to acquire Series F Shares of Sapiens, with terms and conditions to be more fully elaborated in a share purchase agreement. On December 26, 2000, Yarnfield and Formula advanced the aggregate sum of $5,000,000 to Sapiens, with Yarnfield investing $2,500,000 and Formula investing $2,500,000. In the event that the closing does not occur on or before March 30, 2001, Sapiens will issue to each of Yarnfield and Formula 2,500,000 common shares of Sapiens in consideration of the $5,000,000 advance. This issuance does not require the approval of Sapiens' shareholders. In addition, Sapiens will secure the resignation of one member of its board of directors.

       On January 24, 2001, Sapiens, Yarnfield and Formula entered into the Share Purchase Agreement.

OPTION TO PURCHASE ADDITIONAL SERIES F SHARES

       Under the Share Purchase Agreement, Yarnfield and Formula have also been granted an option to purchase up to an additional 10,000 Series F Shares for an aggregate purchase price of $15,000,000, with 3,334 of these options exercisable by Yarnfield and 6,666 of these options exercisable by Formula. The options are to be exercisable by either Yarnfield or Formula, in whole or in part, at any time until December 25, 2003. The exercise price for the options is to be $1,500 per share. However, if at the time of the exercise of the option Yarnfield and Formula have already converted all of their Series F Shares into Sapiens common shares, then the option exercise price will be equal to the last conversion price at which Yarnfield and Formula converted the Series F Shares into Sapiens common shares, and instead of the option consisting of 10,000 additional Series F Shares, it will instead comprise the number of Sapiens common shares equal to the number determined by dividing the amount of the additional investment by the last conversion price of the Series F Shares.

REPRESENTATIONS AND WARRANTIES

       Sapiens made customary representations and warranties to each of Yarnfield and Formula concerning organization, share capital, ownership of shares, subsidiaries, directors and officers, financial statements, absence of material changes, authorizations and approvals, compliance with its other instruments, breaches, records, assets, intellectual property and other intangible assets, taxes, material contracts, litigation, absence of a public offering, related party transactions, employees, no brokers, public filings, Regulation S promulgated under the Securities Act of 1933, as amended, the State of Israel's Office of the Chief Scientist, insurance, disclosures and the effectiveness and survival of agreements. If you would like to review the exact language of the representations and warranties, please see the copy of the Share Purchase Agreement attached as Annex A.

       Yarnfield and Formula have each made customary representations and warranties to Sapiens concerning enforceability, authorization, no brokers, experience and accredited investor status, acquisition of the Series F Shares for investment purposes, compliance with federal securities laws and state blue sky laws and compliance with Regulation S. If you would like to review the exact language of the representations and warranties, please see the copy of the Share Purchase Agreement attached as Annex A.

CONDITIONS TO THE CLOSING OF THE TRANSACTION

       The obligations of each of Yarnfield and Formula to purchase the Series F Shares at the closing are conditioned on fulfillment or waiver of conditions precedent, including that:

     o The representations and warranties of Sapiens must have been true and correct when made and must be true and correct as of the closing;

     o There must be an absence of a material adverse change in the financial or business condition of Sapiens;

     o Sapiens must have secured all permits, consents and authorizations that were necessary or required lawfully to consummate the Share Purchase Agreement, including the approval of the State of Israel's Office of the Chief Scientist and shareholder approval of the investments by each of Yarnfield and Formula solicited in this proxy statement and the Articles Amendment;

     o Sapiens must have received comfort letters from its lenders extending the repayment terms of its short-term credit facilities; and

     o Generally, all covenants, agreements, and conditions contained in the Share Purchase Agreement to be performed or complied with by Sapiens prior to the closing must have been performed or complied with by Sapiens prior to or at the closing.

       Sapiens' obligations to sell and issue the Series F Shares and grant the option at the closing are subject to the fulfillment or waiver at or before the closing of conditions, including that:

     o All covenants, agreements and conditions contained in the Share Purchase Agreement to be performed, or complied with, by each of Yarnfield and Formula prior to the closing must have been performed or complied with by each of them before the closing; and

     o The representations and warranties of Yarnfield and Formula must have been true and correct when made and must be true and correct as of the closing.

       Once the closing conditions have been satisfied, the closing must occur within three days. This date may occur no later than March 30, 2001, unless otherwise agreed to by the parties.

THE DEFERRED RIGHT

       If, as of the closing date, the transactions described in Proposal 1 have been approved by the required shareholder vote, but the Articles Amendment described in Proposal 2 has not been approved, then, in addition to each of Yarnfield and Formula receiving 2,500,000 common shares of Sapiens in consideration of the $5,000,000 advance and Sapiens securing the resignation of one member of its board of directors as described above, Yarnfield and Formula will receive a deferred right to invest an aggregate of $10,000,000 that they would have been able to invest after the passage of Proposal 1, but that they can not invest so long as Sapiens' capital structure remains unchanged.

       Under this deferred right, if the Articles Amendment, or a similar amendment of the articles of association, is approved by the shareholders on or before December 31, 2001, then Yarnfield and Formula will have the opportunity to invest the remaining aggregate of $10,000,000 on the same terms as they would have in the transaction approved under Proposal 1. Upon shareholder approval of Proposal 1, Sapiens will, until the expiration of the deferred right on December 31, 2001, reserve any increases in its authorized capital for issuance to either Yarnfield or Formula should they exercise their deferred right. However, Sapiens may increase its share capital for the purpose of issuing common shares to Sapiens employees exercising stock options, for the purpose of covering certain existing commitments and for the purpose of issuing warrants to purchase up to 500,000 common shares of Sapiens to its banking lenders.

SAPIENS' AFFIRMATIVE COVENANTS

       Among other covenants, Sapiens has agreed to use the proceeds from its sale of the Series F Shares as working capital and to fill two vacancies on its board of directors with two replacement directors designated by Yarnfield and Formula. Thereafter, Sapiens must take all action necessary to cause designees of Yarnfield and Formula to be elected by Sapiens' shareholders to the Sapiens board of directors in proportion to Yarnfield's and Formula's aggregate ownership of common shares and Series F Shares of Sapiens. In addition, Sapiens has agreed to enter into the voting agreements described in Proposal 2. Furthermore, in the event that Proposal 2 containing the Articles Amendment does not pass, Sapiens has agreed to hold an additional special shareholders' meeting within 30 days of the Special Meeting.

RIGHTS OF THE SERIES F SHARES

       The Series F Shares will have all of the rights of the common shares into which they are convertible, on an as-converted basis. In addition, each Series F Share entitles its holder to the powers, preferences and rights set forth in the Share Purchase Agreement and summarized herein.

       PREFERENCE RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Sapiens, the holders of the Series F Shares will be entitled to be paid out of the assets and funds of Sapiens' legally available for distribution to its shareholders, before any payment is to be made to the holders of Sapiens common shares, PRO RATA among such holders,
(i) an amount per share equal to the price per share, as adjusted for any bonus shares, combinations or splits with respect to such shares, and (ii) all declared but unpaid dividends.

       VOTING RIGHTS. Under Sapiens' articles of association, as amended by the Articles Amendment, every holder of Series F Shares will be entitled to 1,500 votes per share. However, under the Share Purchase Agreement, the holders of the Series F Shares have agreed to vote together with the holders of the common shares as one class on an as-converted basis. For example, if 10,000 Series F Shares are outstanding and the conversion price remains $1.50, the holders of the Series F Shares will limit themselves to casting a maximum aggregate of 10,000,000 votes. Similarly, if 10,000 Series F Shares are outstanding and the conversion price is $1.10, the holders of the Series F Shares will limit themselves to casting a maximum aggregate of 13,640,000 votes.

       In addition, Sapiens has agreed not to authorize or issue any equity securities of any class with rights equal or senior to the Series F Shares or other securities convertible into such securities, or enter into any contract or grant any option for the issuance of any such securities or take any other action that would have the effect of amending the rights, preferences or privileges of the Series F Shares without the affirmative vote of the holders of record of at least a majority of the outstanding Series F Shares voting as a separate class.

       RIGHT TO CONVERSION. Each Series F Share is convertible at the option of the holder at any time after the date of issuance into the number of fully paid and non-assessable Sapiens common shares equal to the number determined by dividing the price per share by the applicable conversion price in effect at the time for such share.

       SPECIAL CONVERSION PRICE ADJUSTMENT. The initial conversion price for the Series F Shares is set at $1.50 per common share of Sapiens, subject to adjustments under the Share Purchase Agreement as follows:

     o The conversion price will be reduced to 110% of the average closing market price per common share as quoted on the Nasdaq for the first adjustment period (the 10 trading days following August 15, 2001) and, subsequently, for the second adjustment period (the 10 trading days following March 1, 2002). However, no adjustment will be made that lowers the conversion price below $1.00;

     o No adjustments of a conversion price are to be made in an amount less than one cent per share. No adjustment of a conversion price is to be made if it has the effect of increasing the conversion price beyond the applicable conversion price in effect immediately prior to such adjustment; and

     o No fractional shares are to be issued upon the conversion of any Series F Shares and the number of common shares to be issued are to be rounded to the nearest whole share.

       For example, if the average closing market price per common share as quoted on the Nasdaq for the 10 trading days following the first adjustment period is $1.00, and the conversion price immediately prior to the first adjustment period was $1.50, then the conversion price will be adjusted to $1.10 and each Series F Share will be converted into 1,364 Sapiens common shares.

       RECAPITALIZATION EVENTS. The conversion price is to be proportionately adjusted under the following circumstances:

     o If Sapiens subdivides its common shares, the conversion price is to be proportionately reduced at the effective date of subdivision. If Sapiens fixes a record date for the purpose of such a subdivision, the reduction in conversion price is to take place as of the record date. Likewise, if Sapiens combines its shares, the conversion price is to be proportionately increased at the effective date of combination. If Sapiens fixes a record date for the purpose of such a combination, the increase in conversion price is to take place as of the record date;

     o If Sapiens pays a dividend on its common shares, whether payable in additional common shares or other securities or rights convertible into or entitling the holder to receive additional common shares, without any comparable payment or distribution to the holders of Series F Shares, then the conversion price is to be proportionately reduced. In case of the payment of a dividend, the conversion price is to be proportionately reduced as of the effective date of the payment of the dividend. If Sapiens fixes a record date for the purpose of paying such a dividend, then the proportionate reduction will take place on the record date, but only if it is earlier than the effective date of the payment;

     o If Sapiens declares a distribution or exchange of securities, whether payable in securities of other persons, evidences of indebtedness issued by Sapiens or other persons, assets (excluding cash dividends), options or other rights then, in each such case, the holders of the Series F Shares will be entitled to receive the same distribution on their holdings on an as-converted basis as of the record date for such distribution; or

     o If Sapiens recapitalizes its common shares, provisions are to be made so that the holders of the Series F Shares will be entitled to receive upon conversion of their Series F Shares an additional number of Sapiens common shares or other securities or property, to which a holder of common shares deliverable upon conversion of the Series F Shares would have been entitled immediately prior to the recapitalization ("recapitalization" does not mean merely the authorization of an increase in the share capital of Sapiens).

       REDEMPTION. The redemption date will occur on the third anniversary of the closing, at which time Sapiens is to redeem all of the Series F Shares then outstanding at the redemption price of $1,500 per Series F Share.

       Payment of the redemption price to the holders of Series F Shares is to be made by either (i) a cash payment to be paid in U.S. dollars, or (ii) delivery of the number of common shares determined by dividing (x) the redemption price by (y) the average closing market price per Sapiens common share as quoted on the Nasdaq for the 30 trading days prior to the redemption date. No fractional shares are to be issued upon redemption of Series F Shares. Instead, Sapiens is to deliver an amount in cash equal to the current closing market price of the fractional shares that would have otherwise been issued as quoted on the Nasdaq on the redemption date.

REGISTRATION RIGHTS

       REGISTRABLE SHARES. Common shares of Sapiens issued in the following circumstances will be considered "registrable shares:" (i) common shares issued upon the conversion of any Series F Shares issued at the closing or as part of the option, (ii) common shares issued as a result of the payment of a dividend on any such Series F Shares, or (iii) common shares issued as a result of the failure of Sapiens' shareholders to approve Proposal 1.

       PIGGYBACK REGISTRATION. Under the Share Purchase Agreement, Sapiens is to notify all holders of registrable shares in writing at least 20 days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of Sapiens, including, but not limited to, registration statements relating to secondary offerings of securities of Sapiens or to any demand registration, but excluding registration statements relating to any employee benefit plan or a corporate reorganization, and will include in such registration all or any part of the registrable shares then held by such holder. Each holder desiring to include in any such registration statement all or any part of their registrable shares must within 14 days of receipt of the above-described notice from Sapiens notify Sapiens in writing, informing Sapiens of the number of registrable shares that he or she wishes to include in the registration statement. If a holder decides not to include all of their registrable shares in any registration statement thereafter filed by Sapiens, they nevertheless continue to have the right to include any registrable shares in any subsequent registration statement that may be filed by Sapiens with respect to offerings of its securities.

       If Sapiens is required to give the above-described notice in connection with an underwritten offering, then Sapiens must inform the holders of this fact. In such event, the right of a holder to include their registrable shares is to be conditioned on their participation in the underwriting and the inclusion of their registrable shares in the underwriting to the extent provided in the Share Purchase Agreement. All holders who propose to distribute their registrable shares through such an underwriting are required to enter into an underwriting agreement in the customary form with the managing underwriter or underwriters selected for such underwriting, including a market stand-off agreement locking-up their shares for up to 180 days if required by the underwriters.

       If a managing underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter may exclude or reduce shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting are to be allocated, first, to shares to be issued by Sapiens; second, to each of the holders of registrable shares who requested inclusion of their registrable shares in such registration statement on a PRO RATA basis based on the total number of registrable shares then held by each such holder; and third, to each of the holders of shares of Sapiens other than Yarnfield or Formula who requested inclusion of their shares in the registration statement on a PRO RATA basis based on the total number of shares then held by each such holder. However, all shares that are not registrable shares and are held by any other person, including any person who is an employee, officer or director of Sapiens or any subsidiary of Sapiens will be excluded from such registration and underwriting before any registrable shares are so excluded. Likewise, all registrable shares must be included in such registration prior to any other shares of Sapiens.

       DEMAND REGISTRATION. At any time beginning 9 months after the date of the Share Purchase Agreement but no later than three and one-half years following the closing, if Sapiens receives a written request from the holders of 25% of the registrable shares outstanding that Sapiens file a registration statement under the Securities Act to cover their registrable shares, then Sapiens must give, within 20 business days, written notice of the request notice to all holders of registrable shares. Sapiens must then use its best efforts to effect as soon as practicable, and in any event within 90 days of the receipt of such a request, the registration under the Securities Act of all registrable shares that holders request to be registered and included in the registration by written notice given by the holders to Sapiens within 14 days of the receipt of the request notice.

       However, if the managing underwriter advises Sapiens that marketing factors require a limitation of the number of securities to be underwritten, then Sapiens must notify all holders of registrable shares that would otherwise be registered and underwritten pursuant to the demand registration provisions of the Share Purchase Agreement of this limitation. Accordingly, the number of registrable shares that may be included in the underwriting are to be reduced as required by the underwriters and allocated to each of the holders of registrable shares who requested inclusion in the underwriting on a PRO RATA basis, based on the total number of registrable shares then held by each such holder.

       Sapiens is obligated to effect only two such demand registrations. Also, Sapiens is only required to effect one registration during any 12-month period. However, in the event that Yarnfield and Formula have exercised, in the aggregate, 50% of the option, Sapiens will be obligated to effect one additional demand registration under the Share Purchase Agreement and the deadline for making demand registrations will be extended by one year. In the event that Yarnfield and Formula have, in the aggregate, exercised the option in full, Sapiens will be obligated to effect two additional demand registrations under the Share Purchase Agreement and the deadline for making demand registrations will be extended by two years.

RELATED PARTY INTERESTS

       Yarnfield is an affiliate of Magnum Technologies Limited. Ron Zuckerman, Chairman of the board of directors of Sapiens, is an advisor to Magnum.

REQUIRED VOTE

       The affirmative vote of the shareholders of Sapiens having a majority of the voting power of all shares present, in person or by proxy, and entitled to vote at the special meeting is required to approve this Proposal 1.

       THE SAPIENS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INVESTMENTS BY EACH OF YARNFIELD AND FORMULA.

                                   PROPOSAL 2

      AMENDMENT OF SAPIENS' AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO
                INCREASE THE NUMBER OF AUTHORIZED COMMON SHARES

       In order to complete the issuance to Yarnfield and Formula of an aggregate of 10,000 Series F Shares and the grant of the option to purchase an aggregate of up to 10,000 Series F Shares, it is necessary to amend Sapiens' articles of association to authorize 20,000 shares of a new series of preferred shares, the Series F Shares, and increase the number of common shares available for issuance by 30,000,000. The increase of common shares is necessary because the aggregate of 10,000 Series F Shares to be issued to Yarnfield and Formula is convertible into as many as 15,000,000 common shares of Sapiens, subject to adjustment of the conversion price, and the option to purchase an aggregate of up to 10,000 Series F Shares is convertible into as many as 15,000,000 common shares of Sapiens, subject to adjustment of the exercise price. Accordingly, Proposal 2 asks the Sapiens shareholders to approve the amendment of its articles of association increase Sapiens' authorized share capital to Hf. 105,100,000 by increasing the number of authorized common shares by 30,000,000 and by authorizing 20,000 Series F Shares. Under Netherlands Antilles law and Sapiens' articles of association, the vote of at least a majority of the shares of Sapiens at the time outstanding and entitled to vote is required to amend Sapiens' articles of association.

       At present, the authorized share capital of Sapiens is Forty-Five Million One Hundred Thousand Dutch Guilder Currency (Hf. 45,100,000) divided into (a) Forty Million (40,000,000) common shares with a par value of One Dutch Guilder Currency (Hf. 1.00), (b) One Hundred Thousand (100,000) Ten Percent (10%) cumulative convertible preferred shares with a par value of One Dutch Guilder Currency (Hf. 1.00), referred to as the "10% Preferred--Series A" and (c) Five Million (5,000,000) preferred shares with a par value of One Dutch Guilder Currency (Hf. 1.00), which may be issued in separate series. In order to facilitate the investments by each of Yarnfield and Formula, the Sapiens board of directors unanimously adopted an amendment to Article IV of the articles of association, subject to shareholder approval, increasing the authorized capital of Sapiens to One Hundred Five Million One Hundred Thousand Dutch Guilder Currency (Hf. 105,100,000) by authorizing an additional Thirty Million (30,000,000) common shares, bringing the total number of authorized common shares to Seventy Million (70,000,000) and by authorizing Twenty Thousand (20,000) Series F Shares.

       In addition, to implement the Articles Amendment in the Netherlands Antilles, Proposal 2 asks the shareholders to authorize each managing director of Sapiens or their agent to file a request for a statement of no objection to the Articles Amendment with the Ministry of Justice of the Netherlands Antilles, to execute the notarial amendment deed and to make such changes to the deed as the Ministry of Justice requires or the managing director or their agent believes is necessary to complete the amendment of the articles of association in accordance with the Articles Amendment.

       As of the date of this proxy statement, the board of directors has no agreement, arrangement or intention to issue any of the shares for which approval is sought, except as described in Proposal 1 above. In addition, if Proposal 2 is approved, the board of directors does not intend to solicit further shareholder approval prior to the issuance of additional common shares in connection with a conversion of preferred shares, except as may be required by applicable law, Nasdaq or other applicable stock exchange requirements.

       THE BOARD OF DIRECTORS OF SAPIENS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS APPROVE THE PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION. THE TEXT OF THE PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION IS ATTACHED TO THIS PROXY STATEMENT AS ANNEX B.

VOTING AGREEMENTS

       The Share Purchase Agreement requires Sapiens to enter into voting agreements with significant sharholders who, in the aggregate, have voting rights with respect to at least 33% of the outstanding voting shares of Sapiens. In each of these voting agreements, the shareholder will agree to vote their shares in favor of Proposal 2 at every meeting of the shareholders of Sapiens at which the proposal is considered or voted upon. The purpose of these voting agreements is to reduce the risk that Proposal 2 will not pass simply because of the practical difficulties inherent in an effort to obtain the votes of at least a majority of the shares of Sapiens OUTSTANDING and entitled to vote at the time.

REQUIRED VOTE

       The affirmative vote of the shareholders having a majority of the voting power of all outstanding shares of Sapiens' capital shares entitled to vote at the special meeting is required to approve the proposal to amend the articles of association contained in this Proposal 2.

       THE SAPIENS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF SAPIENS TO INCREASE THE NUMBER OF AUTHORIZED COMMON SHARES AND TO AUTHORIZE THE SERIES F SHARES.

                                  OTHER MATTERS

       The board of directors knows of no other matters to be presented at the Special Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

       Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

                                  By Order of the Board of Directors


                                  Ron Zuckerman
                                  CHAIRMAN OF THE BOARD

Curacao, Netherlands Antilles
Date: January 24, 2001

                     [This Page Intentionally Left Blank]

                                                                         ANNEX A

                            SHARE PURCHASE AGREEMENT

                                 BY AND BETWEEN

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                                       AND

                           FORMULA SYSTEM (1985) LTD.

                                       AND

                         YARNFIELD INTERNATIONAL LIMITED


                          Dated as of January 24, 2001

                            SHARE PURCHASE AGREEMENT

         THIS SHARE PURCHASE AGREEMENT (this "AGREEMENT") made as of the 24th day of January, 2001, by and between SAPIENS INTERNATIONAL CORPORATION N.V., a company organized and existing under the laws of the Netherlands Antilles (the "COMPANY") and Formula System (1985) Ltd., an Israeli company ("FORMULA")) and Yarnfield International Limited, a British Virgin Islands company ("YARNFIELD") (each of Formula and Yarnfield, a "PURCHASER" and collectively, the "PURCHASERS").

                              W I T N E S S E T H :

         WHEREAS, the Company is a public company traded on the The Nasdaq National Stock Market (the "NASDAQ");

         WHEREAS, the Board of Directors of the Company has determined that it is advisable and in the best interests of the Company and the shareholders to raise additional capital by means of the issuance of share capital in the Company to the Purchasers and has approved and adopted this Agreement;

         WHEREAS, the Purchasers desire to acquire shares in the Company, and the Company wishes to issue and to sell to the Purchaser shares in the Company, all under the terms and subject to the conditions set forth below;

         WHEREAS, the Purchasers and the Company have signed a Term Sheet (the "TERM SHEET") for a Proposed Investment in the Company on December 25, 2000 (the "TERM SHEET DATE") in which the parties hereto have agreed that the Purchasers shall acquire shares in the Company pursuant to the terms and conditions more fully set forth in this Agreement;

         WHEREAS, the Company acknowledges that the Purchasers have advanced $5,000,000 U.S. Dollars (the "INITIAL INSTALLMENT") to the Company prior to the execution of this Agreement as a portion of the Purchase Price (as defined below); and

         WHEREAS, the Company desires to grant the Purchasers an option to acquire additional shares in the Company, for no additional consideration, and the Purchasers wish to receive the option pursuant to the terms and conditions more fully set forth in this Agreement.

         NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:


         1. ISSUE AND PURCHASE OF SERIES F CONVERTIBLE PREFERRED SHARES AND OPTION.

         1.1 ISSUE AND PURCHASE OF SERIES F CONVERTIBLE PREFERRED SHARES. Subject to the terms and conditions hereof, at the Closing (as defined below), the Company shall issue and allot to the Purchasers, and the Purchasers (severally and not jointly) shall purchase from the Company, an aggregate of Ten Thousand (10,000) of the Company's Series F Convertible Preferred Shares, par value One Thousand Five Hundred Dutch Guilder (Hf. 1,500.00) per share (the "SERIES F SHARES"), each of which may be converted into 1,000 Common Shares of the Company (subject to adjustments of the Conversion Price (as defined below)), at a cash price per Series F Share of One Thousand and Five Hundred United States Dollars ($1,500) (the "PRICE PER SHARE"), reflecting an aggregate cash price for the Series F Shares of Fifteen Million U.S. Dollars (the "PURCHASE PRICE"), to be paid in accordance with Section 2.2.2 hereof. The number of Series F Shares to be purchased by each Purchaser and the consideration therefor is set forth in SCHEDULE A.

         1.2 ADDITIONAL FINANCING. The Purchasers are hereby granted at no cost, an option to subscribe and acquire from the Company additional Series F Shares (the "OPTION") as follows:

                  1.2.1 10,000 Series F Shares (the "OPTION SHARES"), to be allocated among the Purchasers as shown in SCHEDULE A attached hereto, upon delivery of a written exercise notice by either of the Purchasers to the Company to that effect (the "EXERCISE NOTICE"), at any time on or before December 25, 2003 (the "OPTION PERIOD") at an exercise price equal to the Price Per Share in cash (the "OPTION EXERCISE PRICE"); PROVIDED, that if at such time at which the Exercise Notice shall be delivered to the Company, the Purchasers have converted all of their Series F Shares into Common Shares of the Company, then the term "Option Exercise Price" shall mean an exercise price equal to the last Conversion Price at which the Purchasers have converted the Series F Shares into Common Shares of the Company and the term "Option Shares" shall mean the number of Common Shares equal to the number which is determined by dividing the Purchase Price by the Option Exercise Price (as adjusted).

For the removal of doubt it is hereby clarified that the Option can be exercised in full or in part at any time or times during the Option Period.

                  1.2.2  The  closing  of the  transaction  for  the  issue  and purchase of the Option Shares pursuant to Section 1.2.1 above (the "DEFERRED CLOSING(S)"), shall take place and be consummated on the 7th day following the date of the Exercise Notice regarding the Option or any part thereof. At the Deferred Closing, the Company shall issue and allot to the Purchasers, and the Purchasers (severally and not jointly) shall purchase from the Company, all or portion of the Option Shares, free and clear from all liens, claims, charges, security interests, options or other legal or equitable encumbrances of whatever kind or nature and shall deliver to the Purchasers share certificates representing all or portion of the Option Shares, as the case may be, against payment of the consideration specified in Section 1.2.1 above. At the Deferred Closing(s) the Company shall immediately (i) register the Option Shares (if such Option Shares are by way of Common Shares) in the name of the Purchasers in its stock transfer books and (ii) obtain all the necessary certificates and approvals in order to allow the full exercise and consummation of the Option.

         1.3 PAYMENT. The exact amount to be paid by the Purchasers, either for the Series F Shares or for exercising the Option, shall be paid in United States Dollars.

         2.       CLOSING OF ISSUE AND PURCHASE.

         2.1 CLOSING. The issue and allotment of the Series F Shares, the purchase thereof by the Purchasers and the grant of the Option, shall take place at a closing (the "CLOSING"( to be held at the offices of Goldfarb, Levy, Eran & Co., Eliahu House, 2 Ibn Gvirol, Tel Aviv, three (3) business days following the fulfillment of all conditions precedent in this Agreement, but in no event later than March 30, 2001, unless the Company and the Purchasers shall mutually agree in writing on such other date, time and place (the "CLOSING DATE").

         2.2 TRANSACTIONS AT THE CLOSING. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

                  2.2.1  The  Company  shall  deliver  to  each   Purchaser  the
following documents:

                  (a) A true and correct copy of resolutions of the Company's Board of Directors of the Company approving the execution of this Agreement (including all agreements and actions ancillary and related thereto) and all the transactions contemplated hereby, including, without limitation, the Voting Agreements (as defined in Section 5) (the "TRANSACTION"), setting forth the signatory rights on behalf of the Company with respect to this Transaction, issuing and allotting the Shares to each Purchaser in the event that Closing shall not occur, designating and setting forth the preferences, rights and privileges of the Series F Shares in accordance with the Certificate of Designations (as defined below), approving the Articles Amendment (as defined in Section 5), issuing and allotting the Series F Shares and Option to each Purchaser against payment of the portion of the purchase price payable at Closing, and approving, subject to the exercise of the Option and the Deferred Closing, the issuance of the Option Shares to each Purchaser against payment of the exercise price payable at the Deferred Closing in the form attached hereto as SCHEDULE 2.2.1(a);

                  (b) Validly executed share certificates covering the Series F Shares, issued by the Company, in the name of each Purchaser, in the form attached hereto as SCHEDULE 2.2.1(b);

                  (c) A certificate duly executed by an executive officer of the Company, dated as of the date of the Closing, in the form attached hereto as SCHEDULE 2.2.1(c) (the "COMPLIANCE CERTIFICATE");

                  (d) An opinion of Smeets, Thesseling Van Bokhorst N.V., Netherlands Antilles, counsel to the Company, in the form attached hereto as
SCHEDULE 2.2.1(d), dated as of the date of the Closing;

                  (e) An opinion of General Counsel to the Company, in the form attached hereto as SCHEDULE 2.2.1(e), dated as of the date of the Closing.

                  (f) Approval for the execution of this Agreement from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS") to be attached hereto as SCHEDULE 2.2.1 (f).

                  (g) Letters of resignation by two (2) members of the Company's Board of Directors, in the form attached hereto as SCHEDULE 2.2.1(g) (the "LETTERS OF RESIGNATION"), dated as of the date of the Closing and a true and correct copy of resolutions of the Company's Board of Directors accepting the Letters of Resignation and appointing two (2) members, to be designated by the Purchasers, to the Company's Board of Directors.

                  (h) Certificate of Good Standing of the Company, dated as of the date of the Closing, from the Netherlands Antilles Registrar of Companies (the "REGISTRAR").

                  (i) Letters from Bank HaPoalim Ltd. and Bank Leumi Le'Israel Ltd. and such other third parties with which the Company or any of its Subsidiaries has any material short term debt agreements or arrangements (the "LENDERS"), dated as of the date of the Closing or immediately prior thereto, confirming that the Lenders will not require the Company (or any of its relevant subsidiaries which are parties to such credit facilities) to repay its short term debt and credit facilities before the 2nd anniversary of the Closing or otherwise extending the period of the short term debt of the Company (or any of its relevant subsidiaries which are parties to such short term loan agreements and revolving credit facilities) in a form reasonably acceptable to the Purchasers to be attached hereto as SCHEDULE 2.2.1(i) (collectively, the "EXTENSION LETTERS").

                  (j) A true and correct copy of the certificate of amendment of the Company's Articles of Association amending the Articles in accordance with the Articles Amendment (as defined in Section 5) and duly filed with, and stamped by, the Registrar, in the form attached hereto as SCHEDULE 2.2.1(j).

                  (k) A certified copy of Certificate of Designations of the Series F Shares (the "CERTIFICATE OF DESIGNATIONS"), in the form attached hereto as SCHEDULE 2.2.1(k).

                  2.2.2    The Purchasers  shall transfer  to  the  Company  the
Closing Installment (as defined below) to the Company, by wire transfer, or such other form of payment as is mutually agreed by the Company and the Purchasers, to a bank account to be designated in writing by the Company at least three (3) business days prior to the Closing.

"CLOSING INSTALLMENT" means Ten Million United States Dollars (US$10,000,000) and together with the Initial Installment, the "PURCHASE PRICE").

         3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Purchaser, and acknowledges that each Purchaser is entering into this Agreement in reliance thereon, subject to the exceptions specifically disclosed in writing in the Company's Disclosure
Schedule delivered to the Purchasers' counsel prior to the date hereof, as follows:

         3.1 ORGANIZATION. The Company is a public company, duly organized, validly existing under the laws of the Netherlands Antilles, and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted and as proposed to be conducted. The Company has all requisite power and authority to execute and deliver this Agreement and other agreements contemplated hereby or which are ancillary hereto and to consummate the transactions contemplated hereby and thereby. Neither the Company nor any Subsidiary (as defined in Section 3.4 below) has taken any action or failed to take any action, which action or failure would preclude or prevent the Company or such Subsidiary from conducting its business after the Closing in the manner heretofore conducted. The Company and each Subsidiary has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted and as proposed to be conducted by it, the lack of which could materially adversely affect the business, properties, prospects, or financial condition of the Company or such Subsidiary, and the Company believes that it or each such Subsidiary can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted. Neither the Company nor any Subsidiary is in default under any of such franchises, permits, licenses, or other similar authority.

         3.2 SHARE CAPITAL. The authorized share capital of the Company is, and immediately prior to the Shareholders Meeting (as described in Section 5 herein) shall be, Forty Five Million one Hundred Thousands Dutch Guilders Currency of The Netherlands (Hf. 45,100,000) divided into (i) Forty Million (40,000,000) Common Shares with a par value of Hf. 1.00 each (the "ORDINARY SHARES"); (ii) one hundred thousand (100,000) ten percent (10%) cumulative convertible preferred shares with a par value of Hf. 1.00 each (the "10 % PREFERRED SHARES") of which none are issued and outstanding; and five million (5,000,000) preferred shares with a par value of Hf. 1.00 each (the "PREFERRED SHARES") of which none are issued and outstanding. As of December 31, 2000, (i) 23,001,894 Ordinary Shares were issued and outstanding, (ii) approximately 7,500,000 options were outstanding (the "STOCK OPTIONS"), (iii) 1,608,370 warrants were outstanding (the "OUTSTANDING WARRANTS"), and (iv) 225,655 Ordinary Shares were reserved for issuance upon conversion of the Company's 5% Subordinated Convertible Notes due 2003 (the "NOTES"). Between December 31, 2000 and the date hereof, the Company has not issued any Stock Options, Ordinary Shares, Preferred Shares or any other securities, other than Ordinary Shares issued upon exercise of Stock Options which were outstanding as of December 31, 2000. Except for the transactions contemplated by this Agreement, and except for the transactions as detailed in SCHEDULE 3.2, there are no other share capital, preemptive rights, convertible securities, outstanding warrants, options or other rights to subscribe for, purchase or acquire from the Company any share capital of the Company and there are not any contracts or binding commitments providing for the issuance of, or the granting of rights to acquire, any share capital of the Company or under which the Company is, or may become, obligated to issue any of its securities. All issued and outstanding share capital of the Company has been duly authorized, and is validly issued and outstanding and fully paid and nonassessable. The Series F Shares and the Shares (as defined in Section 8 herein, if any) when issued and allotted to the Purchasers in accordance with this Agreement, will be duly authorized, validly issued, fully paid, nonassessable, and free of any preemptive rights, and will have the rights, preferences, privileges, and restrictions set forth in the in the Company's Articles of Association as amended by the Articles Amendment (the "AMENDED ARTICLES") (and the Certificate of Designations, if applicable) and will be free and clear of any liens, claims, encumbrances or third party rights of any kind (except as specified in the Amended Articles and in the Certificate of Designations, if applicable) and, with respect to the Shares, duly registered in the name of the Purchaser in the Company's share transfer register. The Series F Shares and the Common Shares issuable upon exercise of the Option and the Common Shares issuable upon conversion of the Series F Shares have been duly authorized and reserved for issuance by all necessary corporate action and, when issued and allotted in accordance with the terms of the Option Shares (and the Certificate of Designations, if applicable, and the Amended Articles) or upon the conversion of the Series F Shares, as the case may be, will be duly and validly issued, fully paid, non-assessable, and free of any preemptive rights, will have the rights, preferences, privileges and restrictions set forth in the Amended Articles (and in the Certificate of Designations, if applicable) and will be free and clear of any liens, encumbrances, claims, or third party rights of any kind (except as specified in the Amended Articles and in the Certificate of Designations, if applicable) and, with respect to the Common Shares, duly registered in the name of the Purchaser in the Company's share transfer register. Except for the transactions contemplated by this Agreement, the Company is not under any obligation to register for trading on any securities exchange any of its currently outstanding securities or any of its securities which may hereafter be issued. Since its incorporation, there has been no declaration or payment by the Company of dividends, or any distribution by the Company of any assets of any kind to any of its shareholders in redemption of or as the purchase price for any of the Company's securities.

         3.3 OWNERSHIP OF SHARES. The owners, beneficially and of record, of 5% or more of the securities of the Company known to the Company are listed on SCHEDULE 3.3 attached hereto. Except as set forth in SCHEDULE 3.3 and the Voting Agreements (as defined in Section 5 herein), all rights attached to such securities are free and clear of all liens, claims, charges, encumbrances, restrictions, rights, options to purchase, proxies, and to the best knowledge of the Company, voting trust and other voting agreements, calls or commitments of every kind, and none of the said individuals owns any other shares, options or other rights to subscribe for, purchase or acquire any capital stock of the Company from the Company or from each other. Prior to the Closing, shareholders owning at least 33% of the issued and outstanding voting securities of the Company will have executed Voting Agreements, pursuant to which such shareholders agree to vote in favor of the Articles Amendment (as defined in Section 5).

         3.4      SUBSIDIARIES.   Attached   as   SCHEDULE   3.4  hereto  is  an
organizational chart describing all entities in which the Company owns, beneficially and of record (i) all of the issued and outstanding share capital of such entities (the "100% SUBSIDIARIES"), (ii) the respective portion of the issued and outstanding share capital of such entities (in each case, in excess of 50%) ("PARTIAL SUBSIDIARIES", the 100% Subsidiaries and the Partial Subsidiaries are hereinafter referred to as the "SUBSIDIARIES" and each individually a "SUBSIDIARY"), and (iii) the respective portion of the issued and outstanding share capital of such entities (in each case, less than 50%) ("AFFILIATES"). All the rights with respect to the share capital held by the Company in its 100% Subsidiaries are free and clear of liens, claims, charges, encumbrances, restrictions, rights, options to purchase, proxies, voting trust or other voting agreements. Except for the Subsidiaries and Affiliates as described on SCHEDULE 3.4, the Company does not own any of the issued and outstanding share capital of any other company, and is not a participant in any partnership or joint venture. Except as set forth in SCHEDULE 3.4A, there are no other share capital, preemptive rights, convertible securities, outstanding warrants, options or other rights to subscribe for, purchase or acquire from any Subsidiary any share capital of such Subsidiary and there are not any contracts or binding commitments providing for the issuance of, or the granting of rights to acquire, any share capital of any Subsidiary. All issued and outstanding share capital of the Subsidiaries was duly authorized, and is validly issued and outstanding and fully paid and non-assessable. Each of the Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted and as proposed to be conducted.

         3.5 DIRECTORS, OFFICERS. All the directors and officers of the Company are listed on SCHEDULE 3.5. The execution and delivery of this Agreement and compliance by the Company with the terms and provisions hereof will not give to any of the directors and officers listed on Schedule 3.5 any rights, including rights of termination, cancellation or acceleration, in or with respect to any agreement, contract or commitment, whether written or oral, including, without limitation, with respect to any form of compensation to be provided to such directors and officers by the Company or any of its Subsidiaries.

         3.6 FINANCIAL STATEMENTS. The Company has furnished to the Purchasers with its audited, consolidated, United States Dollar-denominated financial statements as of and for the year ended December 31, 1999 and its unaudited consolidated financial reports for the period ended September 30, 2000 (the "FINANCIAL STATEMENTS"). The Financial Statements are attached hereto as
SCHEDULE 3.6. The Financial Statements are true and correct in all material respects, are in accordance with the books and records of the Company and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") consistently applied, and fairly and accurately present in all material respects the financial position of the Company as of such dates and the results of its operations for the periods then ended. Neither the Company nor any Subsidiary has any liabilities, debts or obligations, whether accrued, absolute or contingent (including, without limitation, liabilities or charges as result of the termination of the merger between the Company and Ness Technologies, Inc. on November 14, 2000) other than liabilities reflected or reserved against in the Financial Statements, except for (i) liabilities or obligations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company's consolidated condition (financial or otherwise), operating results or business, or (ii) liabilities or obligations which were incurred in the ordinary course of business consistent with past practice since September 30, 2000.

         Since September 30, 2000 there has not been:

                  (a) any material change in the assets, liabilities, condition (financial or otherwise) or business of the Company or any Subsidiary from that reflected in the Financial Statements, except as detailed in SCHEDULE
3.6. (a).;

                  (b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, conditions (financial or otherwise), operating results or business of the Company or any Subsidiary;

                  (c) any satisfaction or discharge of any material lien, material claim or material encumbrance or payment of any material obligation by the Company or any Subsidiary, except in the ordinary course of business and that is not individually or in the aggregate adverse to the assets, properties, condition (financial or otherwise), operating results or business of the Company or such Subsidiary;

                  (d) any material change in any compensation arrangement or agreement with any employee of the Company or any Subsidiary;

                  (e) any loans made by the Company or any Subsidiary to its employees, officers, or directors other than travel advances made in the ordinary course of business;

                  (f) any sale, transfer or lease of, except in the ordinary course of business, or mortgage or pledge of imposition of lien on, any of the Company's or any Subsidiary's assets;

                  (g) any change in the accounting methods or accounting principles or practices employed by the Company or any Subsidiary; or

                  (h) any other event or condition of any character that would materially adversely affect the assets, properties, condition (financial or otherwise), operating results or business of the Company or any Subsidiary.

         3.7 AUTHORIZATION; APPROVALS. All corporate actions on the part of the Company necessary for the authorization, execution, delivery, and performance of all the of Company's obligations under this Agreement and for the authorization, issuance, and allotment of the Series F Shares being sold under this Agreement, for the grant of the Option and the issuance of the Option Shares in respect thereof and the issuance has been taken prior to the execution of this Agreement, except for the approval of the shareholders of the Company of
(i) the Transaction Approval (as defined in Section 5) required under applicable rules of the National Association of Securities Dealers (the "NASD"), and (ii) the Articles Amendment required under the Company's Articles which shall be delivered to the Purchasers prior to or at the Closing (the "SHAREHOLDERS APPROVAL"). This Agreement, when executed and delivered by or on behalf of the Company, shall constitute the valid and legally binding obligations of the Company, legally enforceable against the Company in accordance with their respective terms. Except (i) as set forth in SCHEDULE 3.7, and (ii) the Shareholders Approval, no consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority (including, without limitation, the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, together with the rules and regulations promulgated thereunder (the "HSR ACT"), the requirements of the Israel Restrictive Trade Practices, 1988 (the "IRT LAW"), filings under other competition or foreign investment laws, if any, and the consent of the OCS) or self regulatory organizations (including, without limitation, the NASD) on the part of the Company is required that has not been, or will not have been, obtained by the Company prior to the Closing in connection with the valid execution, delivery and performance of this Agreement, the Option, or the offer, sale, or issuance of the Series F Shares or the Shares, if applicable. Notwithstanding anything to the contrary in this Agreement, the issuance of the Shares in accordance with Section 8 of the Agreement, shall not require approval by the shareholders of the Company.

         3.8 COMPLIANCE WITH OTHER INSTRUMENTS. Neither the Company nor any Subsidiary is in material default which may be material to the Company's business on a consolidated basis (a) under its Memorandum or Articles of Association or other formative documents, or under any note, indenture, mortgage, lease, agreement, contract, purchase order or other instrument, document or agreement to which the Company or such Subsidiary is a party or by which it or any of its property is bound or affected or (b) with respect to any law, statute, ordinance, regulation, order, writ, injunction, decree, or judgment of any court or any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which default, in any such case, would adversely affect or in the future is reasonably likely to adversely affect the Company's or such Subsidiary's business, prospects, condition (financial or otherwise), affairs, operations or assets. To the Company's best knowledge, no third party is in default under any material agreement, contract or other instrument, document or agreement to which the Company or any Subsidiary is a party or by which it or any of its property is affected. Neither the Company nor any Subsidiary is a party to or bound by any order, judgment, decree or award of any governmental authority, agency, court, tribunal or arbitrator.

         3.9 NO BREACH. Neither the execution and delivery of this Agreement and the Option nor compliance by the Company with the terms and provisions hereof or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the Company's Articles, or other governing instruments of the Company, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority (including, without limitation, the notification requirements of the HSR Act, the requirements of the IRT Law, filings under other competition or foreign investment laws, if any, and the consent of the OCS) or self regulatory organizations (including, without limitation, subject to shareholders approval of the matters set forth in Sections 1 and 10, the NASD), domestic or foreign,
(iii) any agreement, contract, lease, license or commitment to which the Company or any Subsidiary is a party or to which it is subject, or (iv) applicable law. Such execution, delivery and compliance will not (a) give to others any rights, including rights of termination, cancellation or acceleration, in or with respect to any agreement, contract or commitment referred to in this paragraph, or to any of the properties of the Company or any Subsidiary or (b) otherwise require the consent or approval of any person, which consent or approval has not heretofore been obtained.

         3.10 RECORDS. The minute books of the Company which have been provided to the Purchasers' counsel contain accurate and complete copies of the minutes of every meeting of the Company's shareholders and Board of Directors (and any committee thereof). In addition, the Company has provided to the Purchasers accurate and complete copies of the minutes of every meeting of the Subsidiaries' shareholders and Boards of Directors (and any committee thereof) at which any resolution was adopted which resolution could reasonably be expected to be material to the Company's business on a consolidated basis. No resolutions have been passed, enacted, consented to or adopted by the directors (or any committee thereof) or shareholders of the Company or any Subsidiary, except for those contained in such minute books. The corporate records of the Company and, to the best of the Company's knowledge, of each Subsidiary have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all respects.

         3.11 ASSETS. Except as disclosed in the Financial Statements and Public Reports (as defined below), neither the Company nor any Subsidiary (i) currently leases or licenses any real estate, or (ii) own any assets, the annual liability for which or the fair market value of which, respectively, is "material," as such term is defined in Section 3.25 below. The term "PUBLIC REPORTS" shall mean the forms, reports, statements and documents filed by the Company with the Securities and Exchange Commission prior to the date hereof.

         3.12     INTELLECTUAL PROPERTY AND OTHER INTANGIBLE ASSETS.

                  (a) The Company and each Subsidiary owns and has developed, or has obtained the right to use, free and clear of all liens, claims and restrictions, all patents, trademarks, service marks, trade names and copyrights, and applications, licenses and rights with respect to the foregoing, and all trade secrets, know-how, inventions, designs, processes, works of authorship, computer programs and technical data and information (collectively herein "INTELLECTUAL PROPERTY"), used or sufficient for use in the conduct of its business as now conducted and as proposed to be conducted, without infringing upon or violating any right, lien, or claim of others, including without limitation past and present employees, employers of the past and present employees of the Company. Neither the Company nor any Subsidiary has agreed to assign or assigned any of its Intellectual Property. The Company has not made any applications for registrations of patents. Neither the Company nor any Subsidiary is obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise to any owner or licensee of, or other claimant to, any patent, trademark, service mark, trade name, copyright or other intangible asset, with respect to the use thereof or in connection with the conduct of its business as now conducted or as proposed to be conducted or otherwise.

                  (b) Any and all Intellectual Property of any kind which has been developed, is currently being developed, or will be developed in the future, based on Intellectual Property now used by the Company, by any employee of the Company or any Subsidiary who is engaged in the development, are and shall be the property solely of the Company or such Subsidiary, as the case may be. The Company and each Subsidiary has taken security measures to protect the secrecy, confidentiality and value of all the Intellectual Property, which measures are reasonable and customary in the industry in which the Company or such Subsidiary operates. Each of the Company's and each Subsidiary's employees and other persons who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed the Intellectual Property, or who has knowledge of or access to information about the Intellectual
Property, have entered into a written Proprietary Information and Non-Competition Agreement with the Company or with such Subsidiary, as the case may be, in the form used by the Company.

                  (c) The Company has not received any communications alleging that the Company or any Subsidiary has violated or by conducting its business as proposed, would violate, any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. To the company's best knowledge, any of the Company's or any Subsidiary's employees is not obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of the employee's best efforts to promote the interests of the Company or such Subsidiary, as the case may be, or that would conflict with the Company's or such Subsidiary's business as conducted and as proposed to be conducted. Neither the execution nor delivery of the Agreement, nor the carrying on of the Company's or any Subsidiary's business by the employees of the Company or such Subsidiary, as the case may be, nor the conduct of the Company's or such Subsidiary's business as proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any employees is now obligated. It is not, and will not become, necessary to utilize any inventions of any of the Company's or any Subsidiary's employees (or people the Company or any Subsidiary currently intends to hire for development related positions) made prior to their employment by the Company or such Subsidiary other than those that have been assigned to the Company or such Subsidiary pursuant to the Proprietary Information and Non-Competition Agreement signed by such employee.

         3.13 TAXES. The Company and each Subsidiary has fulfilled all of the requirements of applicable tax law (whether income tax, capital gains tax, or otherwise). The Company and each Subsidiary have made adequate reserves for any and all taxes which may become payable under any applicable law (whether income tax, capital gains tax, withholding tax or otherwise) and have filed all tax returns when due. Except as set forth in SCHEDULE 3.13 or in the Financial Statements, neither the Company nor any Subsidiary is currently liable for any tax (whether income tax, capital gains tax, or otherwise).

         3.14 CONTRACTS. Each of the material contracts and material agreements to which the Company and each Subsidiary is a party or by which its property is bound, is in full force and effect, and neither the Company or such Subsidiary is in material breach thereof. To the best knowledge of the Company, no other party to any such contract or agreement is in material breach thereof. For the purpose of this Section 3.14, a contract or agreement of a Subsidiary is deemed to be material if it is material to the Company, on a consolidated basis. Correct and true copies of the material agreements which are not with respect to the sale of the products of the Company, or for performance of projects, which are not in the ordinary course of business or which their value exceeds $250,000, were delivered to the Purchasers' counsel.

         3.15 LITIGATION. No action, proceeding or governmental inquiry or investigation, that would have material effect on the Company and its business (for the purpose of this Section 3.15, actions, proceedings or governmental inquiries or investigations are deemed to be material if the aggregate adverse effects of such are more than two hundred thousand United States Dollars ($200,000) on the Company) is pending or threatened against the Company or any Subsidiary or any of their officers, directors, or employees, against any of the Company's or any Subsidiary's properties, before any court, arbitration board or tribunal or administrative or other governmental agency, nor is there is any basis for the foregoing. The foregoing includes, without limiting its generality, actions pending or threatened involving the prior employment of the Company's or any Subsidiary's employees or use by any of them in connection with the Company's or such Subsidiary's business of any information, property or techniques allegedly proprietary to any of their former employers. None of the Company, or any Subsidiary is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company, or any Subsidiary intends to initiate, except as detailed in SCHEDULE 3.15.

         3.16 PUBLIC OFFERING. Neither the Company nor anyone acting on its or their behalf, has offered or will offer securities of the Company or any part thereof or any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, anyone so as to make issuance and sale of the Series F Shares hereunder not exempt from the registration requirements of
Section 5 of the Securities Act of 1933, as amended (the "SECURITIES ACT") or the Israeli Securities Law, 1968. None of the shares of the Company's capital stock issued and outstanding has been offered or sold in such a manner as to make the issuance and sale of such shares not exempt from such registration requirements, and all such shares of capital stock have been offered and sold in compliance with all applicable federal and state securities laws.

         3.17     INTERESTED PARTY TRANSACTIONS.  Except as detailed in SCHEDULE
3.17 or in the Public Reports, no officer, director or holder of more than five percent (5%) of the issued and outstanding share capital of the Company or any Subsidiary, or any affiliate of any such person or entity or the Company or any Subsidiary, has or has had, either directly or indirectly, (a) an interest in any person or entity which (i) furnishes or sells services or products which are furnished or sold or are proposed to be furnished or sold by the Company or any Subsidiary, or (ii) purchases from or sells or furnishes to the Company or any Subsidiary any goods or services, or (b) a beneficial interest in any contract or agreement to which the Company or any Subsidiary is a party or by which it may be bound or affected. There are no existing arrangements or proposed transactions between the Company or any Subsidiary and any officer, director, or holder of more than 5% of the capital stock of the Company or such Subsidiary, or any affiliate or associate of any such person. No employee, shareholder, officer, or director of the Company or any Subsidiary is indebted to the Company or any Subsidiary, nor is the Company or any Subsidiary indebted (or committed to make loans or extend or guarantee credit) to any of them.

         3.18 EMPLOYEES. Neither the Company nor any Subsidiary has any employment contract with any executive officer or a senior employee which is not terminable by it at will without liability (other than severance payments in accordance with applicable employment laws), upon reasonable prior notice, except as listed in SCHEDULE 3.18 hereto.

         3.19 BROKERS. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Company is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Company in connection with any of the transactions contemplated under the Agreement. The Company agrees to indemnify and hold the Purchasers harmless from and against any claim or liability resulting from any party claiming any such commission or fee, if such claims shall be contrary to the foregoing statement.

         3.20 PUBLIC FILINGS. The Company has complied with all filing obligations imposed by applicable laws and regulations (including, without limitation, in the United States) and by the rules of the NASD. True and correct copies of all documents filed in connection with such obligations have been provided to the Purchasers (the "FILINGS"). The Filings contain all statements required to be included therein. The filings (i) were prepared in accordance with applicable law and regulations, (ii) do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) do not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         3.21 REGULATION S. The Company is a "foreign private issuer" as such term is defined in Rule 405 of Regulation C promulgated under the Securities Act. The Company has not made any "directed selling efforts," as such term is defined in Regulation S promulgated under the Securities Act, in connection with the sale of the Series F Shares or the Shares, if applicable. Subject in part to the truth and accuracy of the Purchasers' representations set forth in Section 4.7 of this Agreement, the offer, sale and issuance of the Series F Shares, or the Shares, if applicable, as contemplated by this Agreement constitute an "offshore transaction" as such term is defined in Regulation S promulgated under the Securities Act.

         3.22 CHIEF SCIENTIST. The Company has received certain grants in support of its research and development through the OCS, all of which are specified in the Public Reports. The Company has complied with all the terms and provisions of its grants from the OCS and applicable laws and regulations in order, among other things, not to give rise to any obligation to repay to the OCS any amount in excess of such grants.

         3.23 INSURANCE. The Company and each Subsidiary is presently insured, and during each of the past two (2) years has been insured, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured, including, without limitation, directors' and officers' liability insurance ("D&O INSURANCE"). The policies of fire, theft, liability, and D&O Insurance maintained with respect to the assets or businesses of the Company and Subsidiaries provide, in the good faith judgment of the Company's management, reasonably adequate coverage against loss. All such policies are in full force and effect and all premiums due thereon have been paid to the date hereof. The Company and the Subsidiaries have complied in all material respects with the terms of such policies.

         3.24 FULL DISCLOSURE. Neither this Agreement nor any certificates made or delivered in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made. There is no material fact or information relating to the business, prospects, condition (financial or otherwise), affairs, operations, or assets of the Company or the Subsidiaries that has not been disclosed to the Purchasers in writing by the Company.

         3.25 EFFECTIVENESS; SURVIVAL. Each representation and warranty herein is deemed to be made on the date of this Agreement and at the Closing, and shall survive and remain in full force and effect after the Closing.

In this Agreement "MATERIAL" shall mean material to the Company's business, financial condition or results of operations on a consolidated basis or material to Sapiens International Corporation B.V. business, financial condition or results of operations.

         4.       REPRESENTATIONS   AND  WARRANTIES  OF  THE  PURCHASERS.   Each
Purchaser (severally and not jointly) hereby represents and warrants to the Company as follows:

         4.1 ENFORCEABILITY. This Agreement, when executed and delivered by the Purchaser, will constitute the valid, binding and enforceable obligation of the Purchaser.

         4.2 AUTHORIZATION. The execution, delivery and performance of the obligations of the Purchaser hereunder have been duly authorized by all necessary corporate action.

         4.3 BROKERS. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Purchaser is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Purchaser in connection with any of the transactions contemplated under this Agreement. The Purchaser agrees to indemnify and hold the Company harmless from and against any claim or liability resulting from any party claiming any such commission or fee, if such claims shall be contrary to the foregoing statement.

         4.4 EXPERIENCE; ACCREDITED INVESTOR. The Purchaser is an "Accredited Investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act. The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of a prospective investment in the Company, and has reviewed and inspected all of the data and information provided to it by the Company in connection with this Agreement. The Purchaser understands that its investment in the Company involves a high degree of risk. The Purchaser and its counsel have been afforded the opportunity to ask questions and otherwise conduct a due diligence inquiry. In making its decision to purchase the Series F Shares, the Purchaser has relied upon review of data and information provided to it by the Company; PROVIDED, however, that nothing contained in this Section 4.4 shall in any way be deemed to derogate from the representations and warranties of the Company set forth elsewhere in this Agreement.

         4.5 ACQUISITION FOR INVESTMENT PURPOSES. The Purchaser represents and agrees that the Series F Shares and Option are purchased for investment purposes, for his or its own account, and without any present intention to sell or distribute the Series F Shares and Option Shares except pursuant to sales that are exempt from the registration requirements of the Securities Act and/or sales registered under the Securities Act.

         4.6 U.S. FEDERAL SECURITIES LAWS. None of the Series F Shares acquired hereunder may be sold, transferred or otherwise disposed of (any such sale, transfer or other disposition, a "SALE"), except in compliance with (i) United States Federal Securities laws, (ii) state blue sky laws ("BLUE SKY"), or
(iii) under any applicable exemption from such requirements.

         4.7 REGULATION S. The Purchaser agrees that at no time was it presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general advertising or solicitation in connection and concurrently with this transaction and no offer of the Series F Shares was made to the Purchaser in the United States. The Purchaser is not a U.S. Person within the meaning of Regulation S under the Securities Act.

         5.       COVENANTS.

         5.1 SHAREHOLDERS MEETING. The Company shall call and hold the Company shareholders' meeting (the "SHAREHOLDERS' MEETING") as promptly as practicable after the date hereof but in no event later than February 24, 2001, unless otherwise agreed by the parties hereto, for the purpose of voting upon the approval of (i) the matters set forth in Sections 1 and 10 of this Agreement (the "TRANSACTION APPROVAL") and (ii) an amendment of the Company's Articles in the form attached hereto as SCHEDULE 5.1 (the "ARTICLES AMENDMENT") in order to
(A) authorize a new series of Preferred Shares, the Series F Shares, which shall have such preferences and rights as set forth in this Agreement, and (B) increase the authorized share capital of the Company to One Hundred and Five Million and One Hundred Thousand Dutch Guilders (105,100,000) by authorizing additional Thirty Million (30,000,000) Ordinary Shares, bringing the total number of authorized Ordinary Shares to Seventy Million (70,000,000) and by authorizing Twenty Thousand (20,000) Series F Shares and (iii) to authorize each managing director of the Company or their agent to file a request for statement of no objection to the Articles Amendment with the Ministry of Justice of the Netherlands Antilles, to execute the notarial amendment deed and to make such changes to the deed as the Ministry of Justice requires or the managing director or their agent reasonably believes is necessary to complete the amendment of the Company's Articles of Association in accordance with the Articles Amendment. The Company shall use its best efforts to solicit from its shareholders proxies in favor of the Transaction Approval and the Articles Amendment pursuant to a Proxy Statement and shall take all other action necessary or advisable to secure the vote or consent of shareholders, including, without limitation, exercising voting rights in accordance with Section 5.2 below, required by its Articles, the NASD rules and any other applicable law to obtain such approval. The Proxy Statement shall include, INTER ALIA, (i) the Transaction Approval, (ii) the approval of the Articles Amendment, and (iii) the unanimous recommendation of the Company's Board of Directors to the Company's shareholders that they vote in favor of approval of items (i) and (ii) above. The Proxy Statement delivered to the Company's shareholders shall comply with the applicable requirements of the (i) Netherlands Antilles Law, (ii) the NASD rules, and (iii) any other applicable law and shall be in a form reasonably satisfactory to the Purchasers.

         5.2 VOTING AGREEMENTS. Prior to the Shareholders' Meeting, the Company shall enter into voting agreements with shareholders (the "SIGNIFICANT SHAREHOLDERS") of the Company holding, in the aggregate, at least 33% of the issued and outstanding voting securities of the Company immediately prior to the Closing, substantially in the form attached hereto as ANNEX A (the "VOTING AGREEMENTS"). The Company shall vote, or otherwise cause the proxy designated by Significant Shareholders to vote, any irrevocable proxy or use any power of attorney granted to it, or to such designee, or otherwise exercise all of its voting rights under the Voting Agreements to the full extent, in favor of the adoption of the Articles Amendment.

         5.3 SECOND SHAREHOLDERS' MEETING. In the event that the Articles Amendment shall not have been lawfully approved by the applicable requisite vote of shareholders of the Company; then the Company shall hold an additional Shareholders' Meeting within 30 days after the Shareholders' Meeting but in no event later than March 26, 2001, unless otherwise agreed, in writing, by the parties hereto, (ii) Sections 5.1 and 5.2 above shall apply, MUTATIS MUTANDIS, and (iii) the Closing shall occur three (3) business days following such additional Shareholders' Meeting (subject to each of the terms and conditions as set forth in Section 6 herein).

         6. CONDITIONS OF CLOSING OF THE PURCHASERS. The obligations of each Purchaser to purchase Series F Shares and transfer funds at the Closing are subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in whole or in part by the Purchaser, which waiver shall be at the sole discretion of the Purchaser:

         6.1 REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties made by the Company in this Agreement shall have been true and correct when made, and shall be true and correct as of the Closing as if made on the date of the Closing.

         6.2 COVENANTS. All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Company prior to the Closing shall have been performed or complied with by the Company, prior to or at the Closing.

         6.3 CONSENTS, ETC. The Company shall have secured all permits, consents and authorizations that shall be necessary or required lawfully to consummate this Agreement (including, without limitation, the approval of the OCS, and the Transaction Approval and Articles Amendment by the requisite vote of shareholders of the Company in accordance with its Articles, the NASD rules, and applicable laws) and to issue the Series F Shares to be purchased by the Purchaser at the Closing.

         6.4 DELIVERY OF DOCUMENTS. All of the documents to be delivered by the Company pursuant to Section 2.2.1, shall be in a form and substance reasonably satisfactory to the Purchaser and its counsel and shall have been delivered to the Purchaser.

         6.5 PROCEEDINGS AND DOCUMENTS. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Purchaser and its counsel, and the Purchaser and its counsel shall have received all such counterpart originals or certified or other copies of such documents as the Purchaser or its counsel may reasonably request.

         6.6 ABSENCE OF ADVERSE CHANGES. From the date hereof until the Closing, there will have been no material adverse change in the financial or business condition of the Company.

         6.7      EXTENSION  OF  CREDIT  FACILITIES.   The  Company  shall  have
received the Extension Letters on terms and conditions reasonably satisfactory to the Purchaser.

         7. CONDITIONS OF CLOSING OF THE COMPANY. The Company's obligations to sell and issue the Series F Shares and grant the Option at the Closing are subject to the fulfillment at or before the Closing of the conditions that (a) all covenants, agreements and conditions contained in this Agreement to be performed, or complied with, by the Purchasers prior to the Closing shall have been performed or complied with by the Purchaser prior to or at the Closing, (b) the representations and warranties made by the Purchasers in this Agreement shall have been true and correct when made, and shall be true and correct as of the date of the Closing, which conditions may be waived in whole or in part by the Company, and which waiver shall be at the sole discretion of the Company, and (c) the Purchasers shall cause the transfer to the Company of the Closing Installment as detailed in Section 2.2.2 of this Agreement.

         8.       COMMON SHARES IN LIEU OF SERIES F SHARES.

         8.1 In the event that Closing does not occur on or before the Closing Date, then the following shall occur immediately thereafter:

                           (a)      Section 1 of the  Agreement  shall be deemed
null and void and in lieu of the issuance of Series F Shares described therein, the Company shall issue and allot to the Purchasers 5,000,000 Common Shares of the Company (the "SHARES") to be allocated among the Purchasers as shown in SCHEDULE A attached hereto, in consideration for the Initial Installment and for no additional consideration whatsoever, and shall register the Shares in its stock transfer books;

                           (b)      the    transactions    contemplated    under
Subsection 2.2.1 (excluding Subsections 2.2.1 (g), (j) and (k)) shall occur, MUTATIS MUTANDIS, together with the following:

the Company shall deliver to the Purchasers a Letter of Resignation by one member of the Company's Board of Directors, dated as of the Closing Date, and a true and correct copy of resolutions of the Company's Board of Directors, accepting the Letter of Resignation and appointing one member, to be designated by the Purchasers, to the Company's Board of Directors, dated as of same date; and

                           (c)      Subsections 1.2 and 2.2.2 shall be cancelled
and deemed null and void.

                  8.2. For the removal of doubt, the provisions hereof, including, without limitation, the representations and warranties, the covenants and the registration rights, shall continue in full force in effect, MUTATIS MUTANDIS, with respect to the Shares except that (i) the "Lock Up Period" (as defined in Section 11.3(a)) shall be 3 months, and (ii) the "Demand Request" (as defined in Section 11.3(a)) shall require the a written request from the Holders of 33% of the Registrable Shares then outstanding (as defined in Section 11.1).

                  8.3. Notwithstanding anything to the contrary herein, in the event that on or before the Closing Date (i) the Transaction Approval shall have been lawfully approved by the requisite vote of the Company's shareholders and (ii) the Articles Amendment shall not have been lawfully approved by the applicable requisite vote of shareholders of the Company, then, in addition to the matters set forth in Subsections 8.1 and 8.2, and until December 31, 2001:

                  (a) subject to approval of the Articles Amendment or of an amendment of the Company's Articles which increases the share capital of the Company, by a number of shares which would enable the Purchasers to complete the transaction contemplated by this Agreement substantially in the manner provided herein (the "SIMILAR ARTICLES AMENDMENT"), the Purchasers are hereby granted at no cost, at any time until December 31, 2001, a right (the "DEFERRED RIGHT"), exercisable by written notice to the Company, (i) to subscribe and acquire from the Company 6,667 Series F Shares (subject to adjustment of the Conversion Price in accordance with Section 10.4 hereinabove) in the case of approval the Articles Amendment, or (ii) at the discretion of the Purchasers, to subscribe and acquire from the Company such other common Shares or preferred shares (in a number proportionate to the aforesaid 6,667 Series F Shares on an as converted basis), which might be authorized by the Company in accordance with the Similar Articles Amendment, to be allocated among the Purchasers in accordance with
SCHEDULE 8.3 attached hereto, in consideration for an amount in U.S. Dollars equal to the Closing Installment, on the same terms and conditions set forth in this Agreement, including, without limitation, the grant of the Option. Any shares so issued shall be entitled to the contractual rights of the Series F Shares under this Agreement; and

                  (b) any increase in the number of Common Shares or Preferred Shares authorized and available for issuance within the capital structure of the Company shall be first allocated and reserved by the Company for issuance of shares upon exercise of the Deferred Right. The foregoing restriction shall not apply to any increase in the share capital of the Company for the following purposes:

                           (i) issuance of Common Shares pursuant to the exercise of employee stock options;

                           (ii) issuance of Common Shares to F.I.D. Holdings Ltd. ("F.I.D."), or any of its affiliates, pursuant to the Share Purchase Agreement and/or the Put/Call Agreement between the Company and F.I.D., dated April 14, 2000;

                           (iii) issuance of Common Shares pursuant to the exercise of any of the Company's current outstanding warrants;

                           (iv) issuance of Common Shares pursuant to the exercise of any of the Company's future outstanding warrants, granted to banks in connection with bona fide financing activities, which shall in no event exceed 500,000 Common Shares; and

                           (v) the issuance of Common Shares for other bona fide ordinary business purposes approved in advance by the Purchasers in writing.


         9.       AFFIRMATIVE COVENANTS OF THE COMPANY.

         9.1      DELIVERY  OF  REPORTS.   The  Company   will  deliver  to  the
Purchasers a copy of each and every Filing made by the Company, and of each and every notice and report provided to any shareholders of the Company.

         9.2 USE OF PROCEEDS. The Company will use the proceeds of the issuance and sale of the Series F Shares as working capital.

         9.3 LEGAL FEES; STAMP TAX. Concurrently with the Closing, the Company shall reimburse the Purchasers for all due diligence expenses and other legal fees incurred by them in connection with this Agreement, and the transactions contemplated hereby, up to a maximum amount of $40,000 plus VAT, provided that the Company shall only have to reimburse the expenses of one counsel to all the Purchasers purchasing Series F Shares under this Agreement. The Company will pay stamp duty, if applicable, on the issuance of the Series F Shares.

         9.4 LISTING. The Company shall promptly notify Nasdaq on the issuance of the Series F Shares and shall use its best efforts to promptly secure the listing of the Common Shares issuable upon conversion of the Series F Shares, the Option Shares issued upon exercise of the Option, if any, and the Shares, if applicable (the "CONVERSION SHARES"), on each national securities exchange or automated quotation system, if any, upon which the Common Shares of the Company are then listed and shall maintain, so long as any other Common Shares shall be so listed, such listing of all Conversion Shares.

         9.5 DIRECTORS. Subject to compliance with applicable law, promptly upon the Closing or the issuance of the Shares, if applicable, and from time to time thereafter, the Purchasers shall be entitled to designate such number of directors, rounded up to the next whole number, on the

Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Series F Shares (on as converted basis) and Common Shares beneficially owned by the Purchasers or their affiliates bear to the total number of Common Shares then outstanding, and the Company shall, upon request of the Purchasers, promptly take all actions necessary to cause Purchasers' designees to be so elected. For as long as the Company's Board of Directors shall consist of a director designated by the Purchasers, the Company shall maintain in effect such D&O Insurance policies as the Board of Directors deems reasonable.

         9.6 RESERVE OF ORDINARY SHARES. The Company shall at all times reserve and keep available out of its authorized but unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Series F Shares and Option Shares, if any, such number of its Ordinary Shares as shall from time to time be sufficient to effect the conversion of all issued and outstanding Series F Shares; and if at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Series F Shares, and Option Shares, if any, in addition to such other remedies as shall be available to the holders of such shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Ordinary Share capital to such number of shares as shall be sufficient for such purposes.

         10.      RIGHTS OF SERIES F SHARES.

         The Series F Shares will have all the rights of the Common Shares into which such Series F Shares are convertible (on an as-converted basis). In addition, each Series F Share shall entitle its holder to the powers, preferences and rights as follows:

         10.1. PREFERENCE RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series F Shares shall be entitled to be paid out of the assets and funds of the Company legally available for distribution to its shareholders, but before any payment shall be made to the holders of Common Shares, pro rata among such holders, (i) an amount per share equal to the Price Per Share (as adjusted for any bonus shares, combinations or splits with respect to such shares), and
(ii) all declared but unpaid dividends.

         10.2. VOTING RIGHTS. Notwithstanding the number of votes that holders of Series F Shares are entitled to under the Amended Articles and Certificate of Designations, each holder of Series F Shares agrees, subject to any provision hereof conferring special rights as to voting or restricting the right to vote to exercise no more than one vote for each Common Share into which the Series F Shares held by him of record could be converted (as provided in this Section 10), on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means. For the removal of doubt, each holder of record of one Series F Share shall exercise no more than (subject to any adjustments of the Conversion Price) 1,000 votes on every such resolution. Except as otherwise provided for herein or by applicable law, the holders of the Series F Shares shall vote together with the holders of the Common

Shares as one class exercising no more votes than could be cast by them for each Common Share into which the Series F Shares held by them of record could be converted. Notwithstanding anything to the contrary, the Company shall not, without the affirmative vote of the holders of record of at least a majority of the outstanding shares of Series F Shares, voting as a separate class (if such decision may be taken by the shareholders) (i) authorize or issue any equity securities of any class with rights equal or senior to the Series F Shares, or other securities convertible into such securities, nor enter into any contract or grant any option for the issue of any such securities and (ii) otherwise adopt any amendment of the Articles of Association of the Company or take any other action which would have the effect of amending the rights, preferences or privileges of the Series F Shares.

         10.3. RIGHT TO CONVERSION. Each Series F Share shall be convertible at the option of the holder thereof, at any time after the date of issuance of such share into such number of fully paid and non-assessable Common Shares equal to the number which is determined by dividing the Price Per Share (as defined in Section 1.1 above) by the applicable Conversion Price (as defined in and subject to adjustment under this Section 10) at the time in effect for such share.

The Company shall instruct its transfer agent to issue certificates, registered in the name of each Purchaser, for such amount of Common Shares issuable upon conversion of the Series F Shares.

         10.4. ANTI DILUTION AND SPECIAL CONVERSION PRICE ADJUSTMENT. The initial conversion price for the Series F Shares shall be $1.50 (subject to any adjustments under this Section 10, the "CONVERSION PRICE"). The Conversion Price shall be adjusted (but in no event shall be increased) as follows:

                  10.4.1 The Conversion Price shall be reduced to 110% of the average closing market price per Common Share as quoted on the Nasdaq for the 10 trading days following August 15, 2001 (the "FIRST ADJUSTMENT PERIOD") and for the 10 trading days following March 1, 2002 (the "SECOND ADJUSTMENT PERIOD"), respectively; PROVIDED that the Conversion Price shall in no event be adjusted to a price less than $1.00.

                  10.4.2 No adjustments of a Conversion Price shall be made in an amount less than one cent ($0.01) per share. No adjustment of a Conversion Price shall be made if it has the effect of increasing the Conversion Price beyond the applicable Conversion Price in effect immediately prior to such adjustment.

                  10.4.3 No fractional shares shall be issued upon the conversion of any share or shares of the Series F Shares, and the number of shares of Common Shares to be issued shall be rounded to the nearest whole share.

As an illustration of the foregoing Section 10.3 and this Section 10.4, if the average closing market price per Common Share as quoted on the Nasdaq for the 10 trading days following the First Adjustment Period shall be $1.00, and the Conversion Price immediately prior to the First Adjustment Period was $1.50 then the Conversion Price shall be adjusted to $1.10 and each Series F Share shall be converted into 1,364 Common Shares of the Company.

         10.5. RECAPITALIZATION EVENTS. The Conversion Price shall be proportionately adjusted as set forth hereinbelow in the event that the Company at any time:

                  10.5.1. subdivides or combines its Common Shares, the Conversion Price shall be proportionately reduced, in case of subdivision of shares, at the effective date of such subdivision, or if the Company fixes a record date for the purpose of so subdividing, at such record date, or shall be proportionately increased, in the case of combination of shares, at the effective date of such combination, or, if the Company fixes a record date for the purpose of so combining, at such record date;

                  10.5.2. pays a dividend with respect to its Common Shares only, payable in additional shares of Common Shares or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Shares, without any comparable payment or distribution to the Holders of Series F Shares, then the Conversion Price shall be proportionately reduced, in case of such payment of dividend, as at the effective date of such payment of dividend, or if the Company fixes a record date for the purpose of such dividend, as at such record date; whichever is earlier;

                  10.5.3. declares a distribution, or exchange of securities, payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not referred to in sub-Section 10.4.2, then, in each such case, the Holders of the Series F Shares shall be entitled to receive such distribution, in respect of their holdings on an as-converted basis as of the record date for such distribution; or

                  10.5.4 recapitalizes (other than a subdivision, combination or distribution provided for elsewhere in this Section 10.5( the Company's Common Shares, provision shall be made so that the Holders of the Series F Shares shall thereafter be entitled to receive upon conversion thereof an additional number of Common Shares or other securities or property of the Company or otherwise, to which a holder of Common Shares deliverable upon conversion of the Series F Shares would have been entitled to, immediately prior to such recapitalization ; it being understood that recapitalization does not mean merely the authorization of increase in the share capital of the Company.

                  10.5.5 The Company will not, by amendment of its Articles of Association or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder, or impair the economic interest of the holders of Series F Shares, but will at all times in good faith assist in the carrying out of all the provisions of this Section 10.5 and in taking of all such actions and making all such adjustments as may be necessary or appropriate in order to protect the rights and the economic interests of the holders of Series F Shares against impairment.

         10.6     REDEMPTION.

                  10.6.1 Subject to the Articles of Association and the conditions set forth below, on the third anniversary of the Closing (the "REDEMPTION DATE"), the Company shall redeem all of the Series F Shares then outstanding at a redemption price of $1,500 per Series F Share (the "REDEMPTION PRICE").

                  10.6.2 Payment of the Redemption Price to the holders of Series F Shares shall be made by either (i) a cash payment to be paid in US Dollars, or (ii) delivery of the number of Common Shares (the "REDEMPTION SHARES") determined by dividing (x) the Redemption Price by (y) the average closing market price per Common Share as quoted on the Nasdaq for the 30 trading days prior to the Redemption Date.

Notwithstanding the foregoing, no fractional shares shall be issued upon redemption of Series F Shares. If any fractional share of Common Share would, except for the preceding sentence, be delivered upon such redemption, the Company, in lieu of delivering such fractional share, shall pay to the holder surrendering the Series F Shares for redemption an amount in cash equal to the current closing market price of such fractional share as quoted on the Nasdaq at the Redemption Date.

                  10.6.3 All holders of record of shares of Series F Shares shall be given written notice of the Redemption Date, the place designated for the redemption, the method of payment of the Redemption Price 30 days prior to the Redemption Date. Such notice shall be sent by first class or registered mail, postage prepaid to each record holder of Series F Shares at such holder's address last shown on the records of the transfer agent of the Company. Upon receipt of such notice, each holder shall surrender his or her certificate or certificates for all such shares of the Company at the place designated in such notice. Immediately thereafter, the cash Redemption Price shall be paid to the order of each such holder or the Redemption Shares shall be issued to and delivered to such holder, as the case may be. In the event that the Company has elected to issue Redemption Shares, it shall promptly following the surrender thereof, issue and deliver to the holders a certificate or certificates for the Redemption Shares.

                  10.6.4 Subject to the payment or issuance of the Redemption Shares, all certificates evidencing Series F Shares which are required to be surrendered for redemption in accordance with the provisions hereof shall, from and after the Redemption Date, be deemed to have been retired and cancelled.

         11. REGISTRATION. The following provisions govern the registration of the Company's securities:

         11.1 DEFINITIONS. As used herein, the following terms have the following meanings:

         "FORM F-3" means such form or Form F-3 under the Securities Act, as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the

Securities  and  Exchange   Commission   ("SEC")  which  permits   inclusion  or
incorporation of substantial information by reference to other documents filed by the Company with the SEC.

         "HOLDER" means, for purposes of this Section 11, any person owning of record Registrable Shares that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any permitted assignee of record of such Registrable Shares to whom rights under this Section 11 have been duly assigned in accordance with this Agreement

         "PURCHASERS," solely for purposes of this Section 11, will include the Purchasers (as defined in the preamble to this Agreement), unless otherwise indicated elsewhere in this Section 11.

         "REGISTER", "REGISTERED" and "REGISTRATION" refer to a registration effected by filing a registration statement in compliance with the Securities Act and the declaration or ordering by the Commission of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

         "REGISTRABLE SHARES": (i) any Ordinary Shares issued by the Company in respect of the Series F Shares (including the Redemption Shares, if any), the Shares, if any, and the Option Shares, (ii) all Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any shares (or Option) described in clause
(i).

         "REGISTRABLE SHARES THEN OUTSTANDING": The number of shares of "Registrable Shares then outstanding" shall mean the number of shares of Ordinary Shares of the Company that are Registrable Shares and are then issued and outstanding

         11.2     PIGGYBACK REGISTRATION.

                  (a) The Company shall notify all Holders of Registrable Shares and in writing at least twenty (20) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company or to any registration under Section 11.3, but EXCLUDING registration statements relating to any employee benefit plan or a corporate reorganization) and will include in such registration all or any part of the Registrable Shares then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Shares held by such Holder shall within fourteen (14) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Shares such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Shares in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Shares in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                  (b) If a registration statement under which the Company gives notice under this Section 11.2 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Shares. In such event, the right of any such Holder's Registrable Shares to be included in a registration pursuant to this Section 11.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Shares in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Shares through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting (including a market stand-off agreement of up to one hundred and eighty (180) days if required by such underwriter or underwriters).

                  (c) Notwithstanding any other provision of this Section 11.2, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude or reduce shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, FIRST to shares to be issued by the Company; SECOND, to each of the Holders of Registrable Shares who requested inclusion of their Registrable Shares in such registration statement on a pro rata basis based on the total number of Registrable Shares then held by each such Holder; and THIRD, to each of the holders of shares of the Company other than the Purchaser who requested inclusion of their shares in such registration statement on a pro rata basis based on the total number of shares then held by each such holder; PROVIDED, that all shares that are not
Registrable Shares and are held by any other person, including, without limitation, any person who is an employee, officer or director of the Company (or any subsidiary of the Company) shall first be excluded from such registration and underwriting before any Registrable Shares are so excluded; PROVIDED FURTHER, that in any event all Registrable Shares must be included in such registration prior to any other shares of the Company.

                  (d) If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Shares excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

                  (e) NUMBER OF PIGGYBACK REGISTRATIONS; NOT DEMAND REGISTRATION. Registration pursuant to this Section 11.2 shall not be deemed to be a demand registration as described in Section 11.3 below. Except as otherwise provided herein, a Holder may request an unlimited number of registrations pursuant to this Section 11.2. Notwithstanding anything to the contrary, for purposes of this Section 11.2, the term "Registrable Shares" shall not include any Registrable Shares which, under applicable law, could be disposed of without registration, pursuant to Rule 144(k) promulgated under the Securities Act.

         11.3     DEMAND REGISTRATION.

                  (a) At any time beginning 9 months after the date of this Agreement (the "LOCK UP PERIOD") but in no event later than 3 and one-half years following the Closing (the "TERMINATION DATE"), if the Company shall receive, a written request from the Holders of 25% of the Registrable Shares then outstanding (the "DEMAND REQUEST") that the Company file a registration statement under the Securities Act covering the registration of Registrable Shares pursuant to this Section 11.3, then the Company shall, within twenty (20) business days of the receipt of such written request, give written notice of such request ("REQUEST NOTICE") to all Holders of Registrable Shares, and use its best efforts to effect as soon as practicable, and in any event within 90 days of the receipt of such request shall effect, the registration under the Securities Act of all Registrable Shares that Holders request to be registered and included in such registration by written notice given by such Holders to the Company within fourteen (14) days after receipt of the Request Notice, subject only to the limitations of this Section 11.3.

                  (b) Notwithstanding any other provision of this Section 11.3, if the managing underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten ("UNDERWRITER LIMITATIONS"), then the Company shall so advise all Holders of Registrable Shares which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Shares that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated to each of the Holders of Registrable Shares who requested inclusion of their Registrable Shares in such registration statement on a pro rata basis based on the total number of Registrable Shares then held by each such Holder. For the removal of doubt, in the event that holders of shares of the Company, other than holders of the Registrable Shares, request to register their shares in any registration effected under this Section 11.3, then, in the event of Underwriter Limitations, the number of shares that may be included in the registration shall be allocated first, and prior to any other holder of shares, to each Holder of Registrable Shares on a pro rata basis based on the total number of Registrable Shares then held by each such Holder.

                  (C) MAXIMUM NUMBER OF DEMAND REGISTRATIONS. The Company shall be obligated to effect only two (2) such registrations demanded by Holders of Registrable Shares pursuant to this Section 11.2, but no more than one registration per twelve months period; PROVIDED, however, that in the event that the Purchasers have exercised 50% of the Option, then the Company shall be obligated to effect one additional registration demanded by Holders of Registrable Shares pursuant to this Section 11.2 and the Termination Date shall be extended to 4 and one-half years following the Closing; and PROVIDED FURTHER, that in the event that the Purchasers have exercised the Option in full, then the Company shall be obligated to effect two additional registration demanded by Holders of Registrable Shares pursuant to this Section 11.3 and the Termination Date shall be extended to 5 and one-half years following the Closing. In no event shall the Company be required to effect more than one registration during any twelve-month period under this Section 11.3.

         11.4 UNDERWRITING. If the Holders initiating the registration request under Section 11.3 ("INITIATING HOLDERS") intend to distribute the Registrable Shares covered by their request by means of an underwriting, then (i) they shall so advise the Company as a part of their request made pursuant to Section 11.3, and the Company and the Initiating Holders shall elect such underwriter(s) mutually acceptable to them and (ii)
include such information in the written notice referred to in subsection 11.3(a). In such event, the Company and all Holders participating in such underwritten registration shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Initiating Holders (including a market stand-off agreement of up to one hundred and eighty (180) days if required by such underwriter or underwriters).

         11.5 EXPENSES. All expenses incurred in connection with any registration under Section 11.2 or Section 11.3 shall be borne by the Company (excluding underwriters' or brokers' discounts and commissions relating to shares sold by the Holders), including without limitation federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel (including reasonable expenses for one counsel to the Holders).

         11.6 INDEMNIFICATION. In the event any Registrable Securities are included in a registration statement under Sections 11.2 or 11.3:

                  (a)      BY THE COMPANY.  To the extent  permitted by law; the
Company will indemnify and hold harmless each Holder, the partners, officers and directors of each Holder, any underwriter (as determined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the "1934 ACT"), against any losses, claims, damages, or Liabilities (joint or several) to which they may become subject under the Securities Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "VIOLATION"):

                           (i)      any  untrue   statement  or  alleged  untrue
statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

                           (ii)     the  omission  or alleged  omission to state
therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or

                           (iii)    any  violation  or alleged  violation by the
Company of the Securities Act, the 1934 Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the 1934 Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this subsection 11.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.

                  (b) BY SELLING HOLDERS. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers or any person who controls such Holder within the meaning of the Securities Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, partner or director, officer or controlling person of such other Holder may become subject under the Securities Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action:
PROVIDED, HOWEVER, that the indemnity agreement contained in this subsection 11.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and PROVIDED, FURTHER, that the total amounts payable in indemnity by a Holder under this
Section 11.6(b) in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

                  (c) NOTICE. Promptly after receipt by an indemnified party under this Section 11.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 11.6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; PROVIDED, HOWEVER, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section 11.6 to the extent the indemnifying party is prejudiced as a result thereof, but the omission so to deliver written notice to the indemnified party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 11.6.

                  (d) CONTRIBUTION. In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this Section 11.6 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 11.6 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this Section 11.6; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; PROVIDED, HOWEVER, that, in any such case: (A) no such Holder will be required to contribute any amount in excess of the net proceeds received by such Holder in the registered offering; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

         11.7     OBLIGATIONS  OF THE  COMPANY.  Whenever  required  under  this
Section 11 to effect the registration of any Registrable Shares, the Company shall, as expeditiously as possible:

                  11.7.1 prepare and file with the SEC a registration statement with respect to such Registrable Shares and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holder, keep such registration statement effective for a period of up to three (3) months or, if sooner, until the distribution contemplated in the Registration Statement has been completed.

                  11.7.2 prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement.

                  11.7.3 furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Shares owned by them.

                  11.7.4 in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                  11.7.5 notify each Holder at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                  11.7.6  cause  all  Registrable  Shares  registered   pursuant
hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

                  11.7.7 provide a transfer agent and registrar for all Registrable Shares registered pursuant hereunder and a CUSIP number for all such Registrable Shares, in each case not later than the effective date of such registration.

                  11.7.8 furnish, at the request of the Holder, on the date that the Registrable Shares are delivered to the underwriters for sale in connection with a registration pursuant to this Section 11, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Shares and (ii) a "comfort" letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Shares.

                  11.7.9 Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

         11.8 ASSIGNMENT OF REGISTRATION RIGHTS. The Holder may assign its rights to cause the Company to register Series F Shares pursuant to this Section 11 to a transferee of all or any part of its Registrable Shares; PROVIDED, however, that the transferring Holder shall, within twenty (20) days after such transfer, furnish the Company with written notice of the name and address of such transferee and the securities with respect to which such registration rights are being assigned, and PROVIDED FURTHER that the transferee has agreed in writing to be bound by this Section 11.

         12.      MISCELLANEOUS.

         12.1 FURTHER ASSURANCES. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

         12.2 GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

         12.3 SUCCESSORS AND ASSIGNS; ASSIGNMENT. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of the Parties. Notwithstanding anything to the contrary, the Purchasers may freely transfer any of their rights under this Agreement to any entity, whether foreign or Israeli, controlled by, controlling, or under common control with the Purchasers (each a "PERMITTED TRANSFEREE").

         12.4 ENTIRE AGREEMENT; AMENDMENT AND WAIVER. This Agreement and the Schedules and Exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all of the parties to this Agreement. Any amendment or waiver effected in accordance with this Section 12.4 shall be binding upon each Purchaser, Holder, each permitted successor or assignee of each Purchaser or Holder and the Company.

         12.5 NOTICES, ETC. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

                  if to the Purchasers: to the address and fax number under such
                                        Purchasers' name on Schedule A1 hereto

                  if to the Company:    Sapiens International Corporation N.V.
                                        Rabin Science Park
                                        Rehovot 76120, Israel
                                        Facsimile: 972-8-938-2730
                                        Attn.: Steve Kronengold
or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 12.5 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

         12.6 DELAYS OR OMISSIONS. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

         12.7 SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

         12.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

                 [Remainder of page intentionally left blank.]

         IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.


                            Sapiens International Corporation N.V.


                            By: /s/ YITZCHAK SHARIR
                            ----------------------------------------
                            Name:  Mr. Yitzchak Sharir
                            Title: President and Chief Executive Officer

                            By: /s/ STEVE KRONENGOLD
                            ----------------------------------------
                            Name:  Mr. Steve Kronengold
                            Title: Executive V.P., Secretary and General Counsel



                            Yarnfield International Limited


                            By: /s/ VINCE AYLWARD
                            ----------------------------------------
                            Name:  Mr. Vince Aylward
                            Title: Authorized Signatory,
                                   First Board Limited - Director


                            By: /s/ NICHOLAS MOSS
                            ----------------------------------------
                            Name:  Mr. Nicholas Moss
                            Title: Authorized Signatory,
                                   First Board Limited - Director




                            Formula Systems (1985) Ltd.


                            By: /s/ DAN GOLDSTEIN
                            ----------------------------------------
                            Name:  Mr. Dan Goldstein
                            Title: Chief Executive Officer
                                   and Chairman of the Board of Directors

                                   SCHEDULE A
                        OF THE SHARE PURCHASE AGREEMENT


--------------------------------------------------------------------------------
                     INVESTMENT       NUMBER OF           NUMBER OF    NUMBER OF
                     AMOUNT IN        SERIES F            OPTION       COMMON
PURCHASERS           US DOLLARS(1)    PREFERRED SHARES    SHARES(2)    SHARES(3)
--------------------------------------------------------------------------------
Yarnfield            5,000,000        3,334               3,334        2,500,000
International Ltd.
--------------------------------------------------------------------------------
[Formula Systems     10,000,000       6,666               6,666        2,500,000
(1985) Ltd.]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        TOTAL        15,000,000       10,000              10,000       5,000,000
--------------------------------------------------------------------------------

(1) Each of Yarnfield and Formula transferred $2,500,000 to the Company on December 26, 2000.

(2) Option Shares by way of Series F Preferred Shares. If upon exercise of the Option, the Purchasers have converted all of their Series F Preferred Shares into Common Shares, then the Purchasers shall receive the Option Shares by way of Common Shares, the number of which shall be calculated in accordance with the Share Purchase Agreement.

(3) The Common Shares to be issued in the event that Shareholders Approval is not obtained by Closing and in accordance with Section 8 of the Share Purchase Agreement.



                                      A-S-1

                                   SCHEDULE A1

PURCHASERS
----------

Yarnfield International Limited
c/o Rothschild Corporate
Fiduciary Services Limited
P.O. Box 472, St. Peter's House, Le Bordage,
St. Peter's Port, Guernsey C.I. GY1 6AX
Attn.: Mr. Vince Aylward
Fax: +44 1481 712686

WITH A COPY TO:
--------------
Mr. Ady Marom
Fax: +972-3-6957969

AND WITH A COPY TO:
------------------
Goldfarb, Levy, Eran & Co.
2 Ibn Gvirol Street
Tel Aviv, Israel
Attn: Ashok Chandrasekhar, Adv.
Fax: +972-3-608-9908


Formula Systems (1985) Ltd.
Hagalim Boulevard 3
Herzilia 46725, Israel
Fax: +972-9-9598050
Attn: Adv. Bruria Gross-Prushansky

WITH A COPY TO:
--------------
Goldfarb, Levy, Eran & Co.
2 Ibn Gvirol Street
Tel Aviv, Israel
Attn: Ashok Chandrasekhar, Adv.
Fax: +972-3-608-9908

                                      A-S-2

                                                                         ANNEX B


                               ARTICLES AMENDMENT


                                   ARTICLE IV

                               CAPITAL AND SHARES

CURRENT VERSION SECTIONS 4.1:
----------------------------

4.1 The authorized capital of the Company shall be FORTY FIVE MILLION ONE HUNDRED THOUSAND GUILDERS [CURRENCY OF THE NETHERLANDS] (Hf. 45,100,000), divided into (a) forty million (40,000,000) common shares with a par value of One Dutch Guilder [Currency of The Netherlands] (Hf. 1.00) each (the "Common Shares"), (b) one-hundred thousand (100,000) ten percent (10%) cumulative convertible preferred shares with a par value of One Dutch Guilder [Currency of The Netherlands] (Hf. 1.00) each (the "10% Preferred - Series A") and (c) five million (5,000,000) preferred shares with a par value of One Dutch Guilder [Currency of The Netherlands] (Hf. 1.00) each, which may be issued in separate series (the "Preferred Shares").

AMENDED VERSION OF SECTION 4.1 PROPOSED FOR SHAREHOLDER APPROVAL:
----------------------------------------------------------------

4.1 The authorized capital of the Company shall be [FORTY] ONE HUNDRED FIVE MILLION ONE HUNDRED THOUSAND GUILDERS [CURRENCY OF THE NETHERLANDS] (Hf. [45,100,000] 105,100,000), divided into (a) [forty] seventy million ([40,000,000] 70,000,000) common shares with a par value of One Dutch Guilder [Currency of The Netherlands] (Hf. 1.00) each (the "Common Shares"), (b) one-hundred thousand (100,000) ten percent (10%) cumulative convertible preferred shares with a par value of One Dutch Guilder [Currency of The Netherlands] (Hf. 1.00) each (the "10% Preferred - Series A") and (c) five million twenty thousand ([5,000,000] 5,020,000) preferred shares, consisting of
(I) five million preferred shares with a par value of One Dutch Guilder [Currency of The Netherlands] (Hf. 1.00) each (the "Blank Preferred Shares"), [which may] and (II) twenty thousand (20,000) Series F convertible preferred shares with a par value of One Thousand Five Hundred Dutch Guilder [Currency of The Netherlands] (Hf. 1,500.00) each (the "Series F Shares"). The Blank Preferred Shares and the Series F Shares shall hereinafter be [issued in separate series (]individually and collectively referred to as the "Preferred Shares"[)], unless specifically indicated otherwise herein.

                                   ARTICLE XV

                         ATTENDANCE AND VOTING OF SHARES

CURRENT VERSION OF SECTIONS 15.2:
--------------------------------

15.2 Each holder of Common Shares and each holder of Preferred Shares with full voting rights shall be entitled to one vote for each Common Share or, as the case may be, Preferred Share with full voting rights, held by such holder. The holders of 10% Preferred - Series A and the holders of shares of any series or class of Preferred Shares without voting rights shall not be able to cast any votes for their shares at any General Meeting of Shareholders. Holders of shares of 10% Preferred - Series A and holders of shares of any series or class of Preferred Shares shall be entitled to one vote for each such share held at any Special Class Meeting of holders of such shares.

AMENDED VERSION OF SECTION 15.2 PROPOSED FOR SHAREHOLDER APPROVAL:
-----------------------------------------------------------------

15.2 Each holder of Common Shares [and each holder of Preferred Shares with full voting rights] shall be entitled to one (1) vote for each Common Share [or] held by such holder, [as the case may be,]and each holder of Blank Preferred Shares with full voting rights[,] shall be entitled to one (1) vote for each Blank Preferred Share with full voting rights[,] held by such holder and each holder of Series F Shares having full voting rights shall be entitled to one thousand five hundred (1,500) votes for each Series F Share with full voting rights held by such holder. The holders of 10% Preferred - Series A and the holders of shares of any series or class of Preferred Shares without voting rights shall not be able to cast any votes for their shares at any General Meeting of Shareholders. Holders of shares of 10% Preferred - Series A and holders of shares of any series or class of Preferred Shares shall be entitled to one vote , or respectively the casting of one thousand five hundred votes, as the case may be, for each such share held at any Special Class Meeting of holders of such shares.

                      [This Page Intentionally Left Blank]

                      [This Page Intentionally Left Blank]